AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WINDSTREAM CORPORATION,

DELTA MERGER SUB, INC.

AND

D&E COMMUNICATIONS, INC.

MAY 10, 2009

TABLE OF CONTENTS

ARTICLE I THE MERGER; EFFECTIVE TIME; CLOSING
1.1	The Merger	1
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Closing	2
ARTICLE II SURVIVING CORPORATION
2.1	Certificate of Incorporation	2
2.2	By-Laws	2
2.3	Directors	2
2.4	Officers	2
ARTICLE III MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER
3.1	Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger	3
3.2	Exchange of Stock Certificates	4
3.3	No Further Rights or Transfers; Cancellation of Treasury Shares	6
3.4	Stock Options; Restricted Stock	7
3.5	Certain Company Actions	8
3.6	Withholding	8
3.7	No Dissenters Rights	8
3.8	Reservation of Shares	8
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY
4.1	Organization and Qualification	9
4.2	Capitalization	9
4.3	Subsidiaries	10
4.4	Authority Relative to This Agreement	10
4.5	Consents and Approvals; No Violation	11
4.6	SEC Reports; Financial Statements	12
4.7	Absence of Certain Changes or Events	15
4.8	Litigation	16
4.9	Information Supplied	17
4.10	Taxes	17
4.11	Employee Benefit Matters; ERISA Compliance	18

i

4.12	Environmental Laws and Regulations	21
4.13	Intellectual Property	21
4.14	Compliance with Laws and Orders	23
4.15	Voting Requirements	23
4.16	Certain Agreements	23
4.17	Material Contracts	24
4.18	Transactions with Affiliates	26
4.19	Licenses	26
4.20	Title to and Condition of Assets	26
4.21	State Takeover Statutes	27
4.22	Brokers and Finders	28
4.23	Opinion of Financial Advisor	28
4.24	No Other Representations or Warranties	28
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO
5.1	Corporate Organization and Qualification	28
5.2	Capitalization	29
5.3	Authority Relative to This Agreement	29
5.4	Consents and Approvals; No Violation	30
5.5	SEC Reports; Financial Statements	30
5.6	Absence of Certain Changes or Events	33
5.7	Litigation	33
5.8	Information Supplied	33
5.9	Voting Requirements	34
5.10	Funding of Cash Consideration and Option Payment	34
5.11	Interim Operation of Newco	34
5.12	Brokers and Finders	34
5.13	PBCL Section 2538	34
5.14	Ownership of Company Common Stock	34
5.15	Dividend Practice	34
5.16	No Other Representations or Warranties	34
ARTICLE VI ADDITIONAL COVENANTS AND AGREEMENTS
6.1	Pre-Closing Covenants	34
6.2	No Solicitation of Transactions	39
6.3	Shareholders’ Meeting	43
6.4	Reasonable Efforts	44
6.5	Access to Information	46
6.6	Publicity	47
6.7	Indemnification of Directors and Officers	47

6.8	Employees	49
6.9	Tax Matters	52
6.10	Termination of Company ESPP and Company DRIP	53
6.11	Telephone Company Preferred Stock	53
6.12	Certain Notices	53
6.13	Company Dividends	53
6.14	Company 10b5-1 Plan	54
6.15	Parent Consulting Agreements	54
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
7.1	Conditions to Each Party’s Obligations to Effect the Merger	54
7.2	Conditions to the Company’s Obligations to Effect the Merger	55
7.3	Conditions to Parent’s and Newco’s Obligations to Effect the Merger	56
7.4	Failure of Conditions	57
ARTICLE VIII TERMINATION; AMENDMENT; WAIVER
8.1	Termination by Mutual Consent	57
8.2	Termination by Either Parent or the Company	57
8.3	Termination by Parent	58
8.4	Termination by the Company	58
8.5	Effect of Termination	58
8.6	Extension; Waiver	59
ARTICLE IX MISCELLANEOUS AND GENERAL
9.1	Payment of Expenses	59
9.2	Survival of Representations and Warranties; Survival of Confidentiality	60
9.3	Modification or Amendment	60
9.4	Waiver of Conditions	60
9.5	Counterparts; Effectiveness	60
9.6	Governing Law	60
9.7	Notices	60
9.8	Entire Agreement; Assignment	61
9.9	Parties in Interest	62
9.10	Certain Definitions	62
9.11	Obligation of Parent	63
9.12	Validity	63

9.13	Captions	64
9.14	Specific Performance	64
9.15	Waiver of Jury Trial	64
9.16	Interpretation	64

SCHEDULES

Schedule Number	Schedule Title
Schedule 4.2	Capitalization
Schedule 4.3(a)	Subsidiaries of the Company
Schedule 4.3(b)	Company Ownership of Capital Stock
Schedule 4.5(b)	Required Consents
Schedule 4.5(c)	Material Conflicts
Schedule 4.6(f)	Disclosure Controls and Procedures
Schedule 4.6(g)	SEC Comment Letters
Schedule 4.6(i)	Significant Deficiencies
Schedule 4.7	Absences of Certain Changes or Events
Schedule 4.7(d)	Changes in Compensation
Schedule 4.8	Litigation
Schedule 4.10	Taxes
Schedule 4.11(a)	List of Employee Benefit Plans
Schedule 4.11(c)	Restrictions on Termination/Amendment of Employee Benefit Plans
Schedule 4.11(d)	ERISA Plans
Schedule 4.11(e)	Labor Matters
Schedule 4.12(a)	Environmental Compliance
Schedule 4.13(b)	List of Trademarks
Schedule 4.13(c)	Trademark Claims
Schedule 4.14	Violation of Laws
Schedule 4.16	Agreements Triggered by Merger/Change of Control
Schedule 4.17	Material Contracts
Schedule 4.17(c)	Interconnection Agreements
Schedule 4.19	Licenses
Schedule 4.20	Title to and Condition of Assets
Schedule 5.2	Capitalization
Schedule 5.4(c)	Certain Violations
Schedule 5.5(a)	Parent SEC Reports
Schedule 5.5(g)	SEC Certifications
Schedule 5.5(i)	Internal Controls
Schedule 5.5(j)	Exchange Act Reporting by Subsidiaries

Schedule 6.1(a)	Post-Signing Actions Outside Ordinary Course
Schedule 6.4(c)	Certain Licenses to be Filed within Ten (10) Business Days
Schedule 6.8(a)	Description of Severance Plans, Practices and Policies
Schedule 6.8(b)(i)	List of Employees
Schedule 6.8(e)	List of Employees Subject to Employment Agreements/Individual Benefit Arrangements
Schedule 6.15	Consulting Agreements
Schedule 7.2(c)	Governmental Filings and Consents
Schedule 7.3(c)	Approvals

TABLE OF DEFINITIONS

Term	Section
Acquisition Agreement	6.2(e)
Agreement	Opening Paragraph
Antitrust Division	6.4(b)
Board of Directors	Recitals
Board Recommendation	4.4(b)
Business Day or business day	9.10(a)
Cash Consideration	3.1(a)(ii)
Claim	6.7(c)
CLEC	4.17(a)(xiii)
Closing	1.4
Closing Market Price	3.1(a)(v)
Closing Price Determination Period	3.1(a)(v)
Code	Recitals
Company	Opening Paragraph
Company Adverse Recommendation Change	6.2(e)
Company Benefit Plans	4.11(a)
Company By-Laws	4.1
Company Charter	4.1
Company Common Stock	Recitals
Company Credit Agreement	9.10(b)
Company Disclosure Letter	Article IV
Company DRIP	4.2
Company ERISA Affiliate	4.11(c)
Company ESPP	4.2
Company Financial Advisor	4.22
Company Material Adverse Effect	9.10(c)
Company Material Contracts	4.17(a)
Company Option	3.4(a)

v

Company Property	4.20(a)
Company Registered IP	4.13(b)
Company Restricted Stock	3.4(b)
Company SEC Reports	4.6(a)
Company Shareholder Approval	4.15
Company Shares	Recitals
Company Stock Plan	3.4(a)
Competing Transaction	6.2(a)
Confidentiality Agreement	6.5
Continuing Employees	6.8(a)(i)
Contract Employees	6.8(b)(i)
Contracts	4.17(a)
Conversion Ratio	3.1(a)(ii)
DGCL	1.1
Directors Stock Plan	4.2
Effective Time	1.2
Employment Obligations	6.8(e)(i)
Environmental Laws	4.12(a)
ERISA	4.11(a)
Exchange	3.1(a)(v)
Exchange Act	3.5
Exchange Agent Agreement	3.2(a)
Exchange Agent	3.2(a)
Excluded Shares	Recitals
FCC	4.5(b)
FCC Rules	4.5(b)
FTC	6.4(b)
GAAP	4.6(b)
Government Entity or Governmental Entity	4.6(g)
HSR Act	4.5(b)
ILEC	4.17(a)(xiii)
Indemnified Party	6.7(c)
Intellectual Property	4.13(f)
Knowledge	9.10(d)
Laws	4.14
Letter of Transmittal	3.2(b)
Licenses	4.19(a)
Liens	4.3(a)
Merger	1.1
Merger Consideration	Recitals
Newco	Opening Paragraph
Newco By-Laws	2.2
Newco Charter	2.1

Non-Continuing Employees	6.8(b)(i)
Notice of Superior Competing Transaction	6.2(f)(4)
Option Payment	3.4(a)
Order	4.14
Ordinary Course of Business	9.10(e)
Outstanding Shares	3.1(a)(ii)
Parent	Opening Paragraph
Parent By-Laws	5.1
Parent Charter	5.1
Parent Common Stock	Recitals
Parent Companies	Recitals
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	9.10(f)
Parent Representatives	6.5
Parent SEC Reports	5.5(a)
Parent Stock Consideration	3.1(a)(ii)
PAPUC	4.5(b)
PAPUC Rules	4.5(b)
PBCL	Recitals
Per Share Amount	3.1(a)(iii)
Person	9.10(g)
Registration Statement	6.3(b)
Representative	6.2(a)
Restructuring	6.4(e)
SEC	3.5
Securities Act	4.6(a)
Shareholders Meeting	6.3(a)(i)
SOX Act	4.6(d)
STIP	6.8(a)(iii)
Subsidiary	9.10(h)
Superior Competing Transaction	6.2(b)
Surviving Corporation	1.1
Telephone Company Preferred Stock	4.2
Termination Date	8.2(b)
Termination Amount	8.5(b)
Title IV Plan	4.11(d)
Third Party	6.2(a)
UNEs	4.17(a)(xiii)
WARN	6.1(a)(xvii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 10, 2009, by and among Windstream Corporation, a Delaware corporation (“Parent”), Delta Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Newco”), and D&E Communications, Inc., a Pennsylvania corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has, subject to the conditions of this Agreement, determined that the Merger (as defined in Section 1.1 below) is in the best interests of the shareholders, employees, customers, suppliers, creditors of the Company and the communities in which offices of the Company are located and approved and adopted this Agreement and the transactions contemplated hereby in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”); and

WHEREAS,the Board of Directors of each of the Company, Parent and Newco has approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock (“Company Common Stock”), par value $0.16 per share, of the Company immediately prior to the Effective Time (collectively, the “Company Shares”), other than Company Shares owned by Parent, Newco or any direct or indirect wholly-owned subsidiary of Parent (collectively, the “Parent Companies”) or held by the Company as treasury shares (collectively, the “Excluded Shares”), will be converted into the right to receive cash and shares of the common stock of Parent (the “Parent Common Stock”) (collectively, the “Merger Consideration”);

WHEREAS, Parent, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and intending to be legally bound, Parent, Newco and the Company hereby agree as follows:

ARTICLE I - THE MERGER; EFFECTIVE TIME; CLOSING

1.1    The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 below), the Company and Newco shall, in accordance with the PBCL, consummate a merger (the “Merger”) in which the Company shall be merged with and into Newco and the separate corporate existence of the Company shall thereupon cease. The corporation surviving the Merger shall be governed by the laws of the State of Delaware and is sometimes hereinafter referred to as the “Surviving Corporation.” In accordance with Section 259 of the Delaware General Corporation Law (“DGCL”), all of the rights, privileges, powers, immunities, purposes and franchises of Newco and the Company shall vest in the Surviving Corporation and all of the debts, liabilities, obligations and duties of Newco and the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

1.2    Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VII hereof, the appropriate parties hereto shall execute in the manner required by the PBCL and the DGCL and file with the Pennsylvania Department of State and Delaware Secretary of State appropriate articles of merger relating to the Merger, and the parties shall take such other and further actions as may be required by applicable Law (as defined in Section 4.14 below) to make the Merger effective. The time the Merger becomes effective in accordance with applicable Law is hereinafter referred to as the “Effective Time.”

1.3    Effects of the Merger. The Merger shall have the effects set forth in Section 1929 of the PBCL and Section 259 of the DGCL.

1.4    Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Barley Snyder, LLC, 126 East King Street, Lancaster, Pennsylvania, at 10:00 a.m. Eastern time as soon as practicable, but in no event later than the second Business Day following the date on which the last of the conditions set forth in Article VII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and the Company may agree.

ARTICLE II - SURVIVING CORPORATION

2.1    Certificate of Incorporation. The certificate of incorporation of Newco (the “Newco Charter”), as in effect immediately prior to the Effective Time, shall become the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

2.2    By-Laws. The by-laws of Newco (the “Newco By-Laws”), as in effect immediately prior to the Effective Time, shall become the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Newco shall be replaced by references to the name of the Surviving Company.

2.3    Directors. The directors of Newco at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and by-laws.

2.4    Officers. The officers of Newco at the Effective Time shall, from and after the Effective Time, become the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

ARTICLE III - MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

3.1    Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger.

(a)	Merger Consideration.

(i)        At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Newco, the Company, the Surviving Corporation or the holders of any Company Shares or the holders of any capital stock of Newco, each issued and outstanding Company Share (other than Excluded Shares which are addressed in Section 3.1(a)(iv)) shall, by virtue of the Merger, be converted into the right to receive, pursuant to Section 3.2, upon the surrender of the share certificates evidencing the Company Shares, the Parent Stock Consideration and the Cash Consideration, without interest thereon, and shall be automatically cancelled and extinguished, in accordance with Section 3.2 herein. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. For purposes of clarification, there shall be no adjustment to the Merger Consideration as a result of an exchange or issuance of Parent Common Stock which occurs in connection with an acquisition or merger by Parent in which Parent continues as the surviving corporation. As provided in Section 3.6, the right of any holder of a certificate of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding under applicable tax Law.

(ii)      Definitions. For purposes hereof, the following terms have the following respective meanings:

“Cash Consideration” means an amount per Company Share in cash equal to $ 5.00.

“Conversion Ratio” means 0.650.

“Outstanding Shares” means the aggregate number of Company Shares outstanding immediately prior to the Effective Time, but excluding the Excluded Shares, which number will not be greater than the number of shares outstanding on the date of this Agreement except as permitted in Section 6.1 herein.

“Parent Stock Consideration” means that number of shares of Parent Common Stock payable in the Merger for each Company Share at a rate of one share of Parent Common Stock multiplied by the Conversion Ratio.

(iii)      No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger. In lieu of the issuance of any fractional share to which he would otherwise be entitled (taking into account all shares of Parent Company Stock exchanged by such holder), each former stockholder of Company shall receive in cash an amount equal to the fair market value of his fractional interest, which fair market value shall be determined by multiplying such fraction by the sum of (A) $5.00 and (B) the product of (I) the Conversion Ratio and (II) the Closing Market Price (the “Per Share Amount”).

(iv)      Cancelled Company Shares. The Excluded Shares shall not be converted into Parent Common Stock and shall be automatically cancelled and cease to exist at the Effective Time.

(v)       Closing Market Price. For purposes of this Agreement, the “Closing Market Price” shall be the average of the per share closing bid and asked prices for Parent Common Stock, calculated to two decimal places, for the ten (10) consecutive trading days immediately preceding the date which is two (2) business days before the Effective Time, as reported on the New York Stock Exchange (the “Exchange”), the foregoing period of ten (10) trading days being hereinafter sometimes referred to as the “Closing Price Determination Period”.

(b)       At the Effective Time, each Company Share issued and outstanding and owned by any of the Parent Companies or any of the Company’s direct or indirect wholly owned Subsidiaries or authorized but unissued shares held by the Company immediately prior to the Effective Time shall cease to be outstanding, and shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c)       At the Effective Time, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall be owned by Parent.

3.2    Exchange of Stock Certificates. Company Common Stock certificates (or evidence of shares in book entry form) shall be exchanged for certificates (or evidence of shares in book entry form) evidencing the Parent Stock Consideration and the Cash Consideration in accordance with the following procedures:

(a)    Parent shall appoint Computershare Investor Services, LLC, as the Person to act as exchange agent under this Agreement (the “Exchange Agent”) and who shall serve pursuant to an agreement between Parent and the Exchange Agent (the “Exchange Agent Agreement”) that is approved by the Company. The Company’s approval of the Exchange Agent Agreement shall not be unreasonably withheld or delayed. At or prior to the Effective Time, Parent shall deliver to the Exchange Agent, in trust for the benefit of the holders of Company Shares, (i) certificates (or evidence of shares in book entry form) representing, as nearly as practicable, an aggregate number of shares of Parent Common Stock equal to the number of shares to be converted into Parent Common Stock and (ii) an amount in cash equal to the Cash Consideration to be paid to holders of Company Shares to be converted into the right to receive the Cash Consideration.

(b)    As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto. Upon (i) in the case of shares of Company Common Stock represented by a certificate, the surrender of such certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive (and the Exchange Agent shall deliver) (i) certificates (or electronic equivalents) representing the number of shares of Parent Common Stock into which such Company Shares shall have been converted in the Merger and (ii) a bank check for an amount equal to the Cash Consideration multiplied by the number of Company Shares to be converted.

(c)    No dividends or distributions that have been declared, if any, with respect to Parent Common Stock with a record date after the Effective Time will be paid to Persons entitled to receive certificates (or electronic equivalents) for shares of Parent Common Stock until such Persons surrender their certificates (or electronic equivalents) for Company Shares in accordance with the procedure described in Section 3.2(b), at which time all such dividends and distributions shall be paid. In no event shall the Persons entitled to receive such dividends be entitled to receive interest on such dividends. If any certificate (or electronic equivalents) for such Parent Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the certificate so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent any transfer taxes or other taxes required by reason of issuance in a name other than the registered holder of the certificate (or electronic equivalent) surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any Parent Common Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d)    In no event shall the holder of any such surrendered certificates (or electronic equivalents) be entitled to receive interest on any of the Cash Consideration to be received in the Merger except as set forth in any agreement between Parent and the Exchange Agent. If such check is to be issued in the name of a Person other than the Person in whose name the certificates (or electronic equivalents) surrendered for exchange therefor are registered, it shall be a condition of the exchange that the certificate so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of such check to a Person other than the registered holder of the certificates (or electronic equivalents) surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e)    Any funds deposited with the Exchange Agent (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article III shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article III, in each case without any interest thereon. The Parent or the Exchange Agent shall be authorized to pay the Merger Consideration to any holder of Company Common Stock whose certificate has been lost or destroyed, upon receipt of appropriate indemnification and satisfactory evidence of ownership of the shares of Company Common Stock represented thereby.

(f)    None of Parent, the Company, Newco or the Exchange Agent shall be liable to any Person in respect of any portion of the funds deposited with the Exchange Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of such funds which remains undistributed to the holders of certificates of Company Common Stock for two years after the Effective Time (or immediately prior to such earlier date on which the funds would otherwise escheat to, or become the property of, any Government Entity), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g)    The Exchange Agent shall invest any cash in the funds deposited with the Exchange Agent as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

3.3    No Further Rights or Transfers; Cancellation of Treasury Shares. Except for the right to surrender of the certificate(s) (or evidence of shares in book entry form) representing the Company Shares in exchange for the right to receive the Merger Consideration with respect to each Company Share and any cash in lieu of fractional shares of Parent Common Stock, at and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Effective Time and each holder of Company Shares shall cease to have any rights as a shareholder of the Company, and no transfer of Company Shares shall thereafter be made on the stock transfer books of the Surviving Corporation. Each Company Share held in the Company’s treasury immediately prior to the Effective Time shall, by virtue of the Merger, be canceled and retired and cease to exist without any conversion thereof.

3.4	Stock Options; Restricted Stock.

(a)    As of the Effective Time, each option (“Company Option”) which has been granted under the Company’s Amended and Restated 1999 Long Term Incentive Plan or 2008 Long-Term Incentive Plan or any predecessor plans thereto (collectively, the “Company Stock Plan”) and is outstanding at the Effective Time, whether or not then exercisable, will either, at the election of the holder of a Company Option made not less than ten (10) Business Days prior to the Effective Time: (A) be exchanged for, and the holder of each such Company Option will be entitled to receive, upon surrender of the Company Option for cancellation, cash in an amount equal to the number of shares of Company Common Stock covered by such Company Option multiplied by the excess, if any, of the Per Share Amount over the exercise price per share of such Company Option (the “Option Payment”), or (B) shall remain outstanding under the Company Stock Plan except that the holder of such Company Option will be entitled to receive Parent Common Stock Consideration upon exercise thereof on the following terms: (A) the number of shares of Parent Common Stock which may be acquired pursuant to such Company Stock Option shall be equal to the product of the number of shares of Company Common Stock covered by the Company Option multiplied by 1.2025; provided that any fractional share of Parent Common Stock resulting from such multiplication shall be rounded up to the nearest whole share; (B) the exercise price per share of Parent Common Stock shall be equal to the exercise price per share of Company Common Stock of such Company Option, divided by 1.2025, provided that such exercise price shall be rounded up to the nearest whole cent; (C) the duration and other terms of such Parent Stock Option shall be identical to the duration and other terms of such Company Option (giving effect to the terms of the Company Stock Option Plans or the Company Options providing for accelerated vesting as a result of the transactions contemplated by this Agreement) except that all references to Company shall be deemed to be references to Parent and its affiliates, where the context so requires, and shall remain exercisable until the stated expiration date of the corresponding Company Option. In the absence of an election by the holder of a Company Option, Company Options held by such holder shall be converted to cash and delivered to the holder of the Company Option.

(b)    As promptly as reasonably practicable following the date of this Agreement, the Board of Directors (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as it may deem necessary to provide that, at the Effective Time, each share of restricted stock or stock equivalents under the Company Stock Plan outstanding under the Company Stock Plan (“Company Restricted Stock”) granted subject to vesting or other lapse restrictions pursuant to the Company Stock Plan which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and, at the Effective Time, the holder of such share of Company Restricted Stock shall, subject to this Article III, be entitled to receive the Merger Consideration with respect to each such share of Company Restricted Stock.

3.5    Certain Company Actions. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Shares (including derivative securities with respect to Company Shares) resulting from the transactions contemplated by Article III of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No Action Letter dated January 12, 1999 issued by the Securities and Exchange Commission (the “SEC”) to Skadden, Arps, Slate, Meagher & Flom LLP.

3.6    Withholding. The Exchange Agent or Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares such amounts as the Exchange Agent, Parent or the Surviving Corporation, as the case may be, is required to deduct and withhold with respect to such payment under the Code or any provisions of state, local or foreign tax law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made.

3.7    No Dissenters Rights. The Merger will not entitle any holder of Company Common Stock to any “dissenters rights” pursuant to Section 1930 of the PBCL.

3.8    Reservation of Shares. Parent agrees that (i) prior to the Effective Time, it will take appropriate action to reserve a sufficient number of authorized but unissued shares of Parent Common Stock to be issued in accordance with this Agreement, and (ii) at the Effective Time, Parent will issue shares of Parent Common Stock to the extent set forth in, and in accordance with, this Agreement.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any filed Company SEC Report (as defined in Section 4.6(a) below) since March 12, 2009 and prior to the date hereof (excluding any disclosures in such Company SEC Reports under the heading “Risk Factors” and any other disclosures of risks and uncertainties, including, without limitation, disclosures about potential regulatory developments, that are predictive and forward looking in nature and solely to the extent the relevance of the information disclosed in such Company SEC Reports to the representations and warranties set forth in this Article IV is readily apparent on its face) or as set forth in the disclosure letter (consisting of the Schedules hereto delivered by the Company) delivered by the Company to Parent on or prior to the date of this Agreement (the “Company Disclosure Letter”) it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to each other section or subsection of this Article IV to the extent that it is reasonably apparent that such information is relevant to such other section or subsection (to the extent any information disclosed in the Company SEC Reports conflicts with or is otherwise inconsistent with the information disclosed in the Company Disclosure Letter, the information disclosed in the Company Disclosure Letter shall control for purposes of qualifying the representations and warranties set forth in this Article IV) the Company represents and warrants to Parent and Newco as follows:

              4.1       Organization and Qualification. Each of the Company and its Subsidiaries (as defined in Section 9.10 below) is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and is qualified to do business and in good standing as a foreign corporation or limited liability company in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except, in the case of any Subsidiary of the Company, where failure to so qualify or be in good standing, individually or in the aggregate, would not have and would not reasonably be expected to have a Company Material Adverse Effect (as defined in Section 9.10 below). Each of the Company and its Subsidiaries has all requisite organizational power and authority to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have and would not reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Amended and Restated Articles of Incorporation (the “Company Charter”) and By-Laws (the “Company By-Laws”), each as amended and in effect as of the date of this Agreement. The Company has heretofore delivered to Parent accurate and complete copies of (i) all minutes of meetings and actions by written consent of the respective boards of directors, or other governing body, of each of the Company and its Subsidiaries and all committees thereof from January 1, 2007 through date hereof, and (ii) all minutes of meetings and actions by written consent of the respective shareholders of each of the Company and its Subsidiaries from January 1, 2007 through the date hereof.

4.2       Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, of which 14,419,226 shares were issued and outstanding as of April 24, 2009. In addition, 20,000 shares of preferred stock of Denver and Ephrata Telephone Company, Series A 4 1/2%, par value $100 cumulative, callable at par at the option of the Company are authorized, of which 14,456 shares were issued and outstanding as of Aril 24, 2009 (the “Telephone Company Preferred Stock”) and 2,000,000 shares of Class C preferred stock of Denver and Ephrata Telephone Company, par value $100 per share, are authorized of which no shares are issued or outstanding. All of the outstanding shares of capital stock of the Company (including the Telephone Company Preferred Stock) have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the PBCL, the Company Charter, the Company By-Laws or any Contract to which the Company is a party or otherwise bound. As of April 24, 2009, 1,706,695 of the Company Common Stock were reserved for issuance upon exercise of outstanding awards pursuant to the Company Stock Plan, 400,132 shares of the Company Common Stock were reserved for issuance under the Company’s Employee Stock Purchase Plan (“Company ESPP”), 222,695 shares of the Common Stock were reserved for issuance under the Company’s Dividend Reinvestment and Stock Purchase Plan (“Company DRIP”) and 52,401 shares of the Common Stock were reserved for issuance under the 2001 Stock Compensation Plan for Non-Employee Directors (the “Directors Stock Plan”). Except as set forth above and on Schedule 4.2, at the time of execution of this Agreement and at Closing, (i) no shares of capital stock or other voting securities of the Company or any of its Subsidiaries (whether or not vested) are issued, reserved for issuance or outstanding. Except for the Company Common Stock, there are no bonds, debentures, notes or other indebtedness or securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company or such Subsidiary may vote, and (ii) there are not any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Company is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries. There are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of the Company or any of its Subsidiaries or any securities of the type described in this Section 4.2. The Telephone Company Preferred Stock is not convertible into Company Common Stock and holders thereof will not be legally or otherwise entitled to, and holders thereof will accordingly have no claim to, the Merger Consideration.

4.3	Subsidiaries.

(a)       Schedule 4.3(a) lists each Subsidiary of the Company and, for each such Subsidiary, their respective jurisdiction of organization and record ownership of all issued and outstanding shares of capital stock of each such Subsidiary. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and, except as set forth on Schedule 4.3(a), are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests), except for restrictions imposed by applicable securities laws.

(b)       Except as set forth in Schedule 4.3(b), and except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or voting securities or equity interests in, or any interest convertible into or exchangeable for, any capital stock, or voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

(c)       Directors and officers of each of the Company’s Subsidiaries may be removed from office without cause pursuant each such Subsidiaries’ organizational documents.

4.4	Authority Relative to This Agreement.

(a)      The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Company Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Newco, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)      The Board of Directors has unanimously (i) approved and adopted this Agreement and the submission of this Agreement to the Company’s shareholders for approval and adoption; (ii) determined that this Agreement and the Merger are advisable and in the best interests of the shareholders, employees, customers, suppliers, creditors of the Company and the communities in which offices of the Company are located; and (iii) recommended that the Company’s shareholders approve and adopt this Agreement and the Merger (the “Board Recommendation”) and none of the aforesaid actions by the Board of Directors in clauses (i) and (iii) has been amended, rescinded or modified except as expressly permitted by Section 6.2 hereof.

4.5     Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will:

(a)       conflict with or result in any breach of any provision of the respective Company Charter or Company By-Laws, each as amended, of the Company or any of its Subsidiaries;

(b)       require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing of the Proxy Statement and such current reports on Form 8-K under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) the filing of the articles of merger pursuant to the PBCL and the DGCL, (iv) filings and consents required by the Federal Communications Commission (the “FCC”) or the rules and regulations promulgated by the FCC (the “FCC Rules”) and the Pennsylvania Public Utilities Commission (the “PAPUC”) or the rules and regulations promulgated by the PAPUC (the “PAPUC Rules”) in each case as described on Schedule 4.5(b), (v) such filings and consents required with local Governmental Entities (as defined in Section 4.6(g)) as described on Schedule 4.5(b) and (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not materially and adversely affect the ability of the Company to consummate the transactions contemplated hereby or otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger;

(c)       except as set forth in Schedule 4.5(c), conflict with, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any agreement, indenture, lease, instrument, permit, concession, franchise, license, understanding or undertaking or other instrument or obligation to which the Company or any Subsidiary of the Company or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect; or

(d)       assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.5 are duly and timely obtained or made and, with respect to the Merger, the Company Shareholder Approval has been obtained, violate any order, award of an arbitrator, writ, injunction, decree, statute, rule or regulation applicable to the Company or any Subsidiary of the Company or to any of their respective assets, except for violations which individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.6	SEC Reports; Financial Statements.

(a)       The Company has furnished or filed all forms, reports and documents required to be furnished or filed by it with the SEC since January 1, 2007, pursuant to the federal securities laws and the SEC’s rules and regulations thereunder (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement and the Registration Statement, being collectively referred to as the “Company SEC Reports”), all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”) or the SOX Act, respectively. Except to the extent that information contained in any such Company SEC Report has been revised, amended, supplemented or superseded by a subsequent Company SEC Report, none of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the Company’s Knowledge, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review.

(b)       The consolidated balance sheets and the related consolidated statements of operations and cash flows (including the related notes thereto) of the Company included in the Company SEC Reports, as of their respective dates, complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a basis consistent with prior periods (except, in the case of unaudited interim statements, as otherwise noted therein), and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(c)       Except as reflected or reserved against in the Company’s consolidated audited balance sheet at December 31, 2008, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. The Company SEC Reports describe and the Company has delivered to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated under the Securities Act) effected by the Company or its Subsidiaries since PricewaterhouseCoopers LLP expressed its opinion with respect to the financial statements of the Company and its Subsidiaries included in the Company SEC Reports (including the related notes).

(d)       PricewaterhouseCoopers LLP is and has been (x) since September 24, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “SOX Act”)), (y) throughout the periods covered by such financial statements, “independent” with respect to the Company within the meaning of Regulation S-X, and (z) since May 6, 2003, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. The Company SEC Reports describe the types of non-audit services performed by PricewaterhouseCoopers LLP for the Company and its Subsidiaries since January 1, 2002, other than non-audit services performed in connection with the transactions contemplated by this Agreement.

(e)       The Company and each Subsidiary of the Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in conformity with GAAP; (iii) access to the Company’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Company’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(f)        The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all information concerning the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. Schedule 4.6(f) lists, and the Company has delivered to Parent copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. To the Company’s Knowledge, except as set forth in the Company SEC Reports, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2007. As used in this Section 4.6(f), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. None of the Company’s or any of its Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or such Subsidiary or their independent accountants.

(g)       Each of the Chief Executive Officer and the Chief Financial Officer of the Company has signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and, except as set forth on Schedule 4.6(g), since January 1, 2007 neither the Company nor any of its officers has received notice from any federal, state, local or foreign government, any court, any administrative, regulatory (including any stock exchange) or other governmental agency, commission or authority (each, a “Government Entity” or “Governmental Entity”) questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(h)       The statements contained in all certifications filed with the SEC pursuant to Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act were true as of the date thereof. None of the Company or any Subsidiary of the Company has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the SOX Act.

(i)        Except as set forth on Schedule 4.6(i), since January 1, 2007, none of the Company, the Company’s independent accountants, the Board of Directors or the audit committee of the Board of Directors has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the Company, (y) “material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(j)        None of the Subsidiaries of the Company is, or has at any time since January 1, 2006, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(k)       Except as would not individually or in the aggregate have a Company Material Adverse Effect, the Company is in substantial compliance with the SOX Act.

4.7       Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports or as set forth on Schedule 4.7, since January 1, 2009 there has not been any event, occurrence, effect or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2009 to the date of this Agreement, each of the Company and Subsidiaries of the Company has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a)       any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, the Company or the capital stock or voting securities of, or other equity interests in, any of the Subsidiaries of the Company (other than (x) regular quarterly cash dividends in an amount not exceeding $0.125 per share of Company Common Stock and (y) dividends or other distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent) or any repurchase for value by the Company of any capital stock or voting securities of, or other equity interests in, the Company or the capital stock or voting securities of, or other equity interests in, any of the Subsidiaries of the Company;

(b)       any incurrence of material indebtedness for borrowed money or any guarantee of such indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company or any Subsidiary of the Company other than the issuance of commercial paper or draws on existing revolving credit facilities in the ordinary course of business;

(c)       (i) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any of the Company’s or the Company’s Subsidiaries’ property or assets outside of the ordinary course of business consistent with past practice with a fair market value in excess of $500,000 or (ii) any acquisitions of businesses, whether by merger, consolidation, purchase of property or assets or otherwise;

(d)       (i) except as set forth on Schedule 4.7(d), any granting by the Company or any Subsidiary of the Company to any current or former director or officer of the Company or any Subsidiary of the Company of any material increase in compensation, bonus or fringe or other benefits or any granting of any type of compensation or benefits to any such Person not previously receiving or entitled to receive such type of compensation or benefits, except in the ordinary course of business consistent with past practice or as was required under any Company Benefit Plan in effect as of January 1, 2009, (ii) except as set forth on Schedule 4.7(d), any granting by the Company or any Subsidiary of the Company to any Person of any severance, retention, change in control or termination compensation or benefits or any material increase therein, except with respect to new hires and promotions in the ordinary course of business and except as was required under any Company Benefit Plan in effect as of January 1, 2009, or (iii) any entry into or adoption of any material Company Benefit Plan or any material amendment of any such material Company Benefit Plan;

(e)       any change in accounting methods, principles or practices by the Company or any Subsidiary of the Company, except insofar as may have been required by a change in GAAP;

(f)        any material elections or changes thereto with respect to taxes by the Company or any Subsidiary of the Company or any settlement or compromise by the Company or any Subsidiary of the Company of any material tax liability or refund, other than in the ordinary course of business; or

(g)       since April 24, 2009, issued, granted, sold, pledged or transferred or agreed or proposed to issue, grant, sell, pledge or transfer any shares of its capital stock, stock options, warrants, securities or rights of any kind or rights to acquire any such shares, securities or rights, other than Company Common Stock issued pursuant to the Company ESPP, Company DRIP and Directors Stock Plan to employees and directors of the Company in the ordinary course of business consistent with past practice.

4.8       Litigation. Except as set forth on Schedule 4.8, there is no legal action, suit, complaint, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the Knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any of their respective properties, assets, business, or governmental approvals before any Governmental Entity or arbitrator of competent jurisdiction, which, individually or in the aggregate, could reasonably be expected (a) to have a Company Material Adverse Effect, (b) to materially and adversely affect the ability of the Company to carry out the Merger or the transactions contemplated by this Agreement, or (c) to delay, materially interfere with, prevent or otherwise make unduly burdensome, the Merger or the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any nature of any Governmental Entity or arbitrator outstanding or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries having or which would be reasonably expected to have any such effect. Neither the Company nor any of its Subsidiaries have received any written notice of any condemnation or eminent domain proceeding affecting any owned or leased real property, and, to the Knowledge of the Company, no such action or proceeding has been threatened.

4.9       Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to each of the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Newco for inclusion or incorporation by reference therein.

4.10     Taxes. Except as which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)	Tax Returns.

(i)        For all years for which the applicable statutory period of limitation has not expired, the Company has timely and properly filed, and will through the date of the Closing timely and properly file, all material federal, state, local and foreign tax returns (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) which were or (in the case of returns not yet due but due on or before the date of the Closing, taking into account any valid extension of the time for filing) will be required to be filed.

(ii)       Except as set forth in Schedule 4.10, the Company has paid all taxes (including interest and penalties) and withholding amounts owed by it.

(iii)      Except as set forth in Schedule 4.10, no material, unpaid tax deficiencies have been proposed or assessed against the Company, and no material tax deficiencies, whether paid or unpaid, have been proposed or assessed against the Company.

(iv)      Except as set forth in Schedule 4.10, the Company is not liable for any taxes attributable to any other Person, whether by reason of being a member of another affiliated group, being a party to a tax-sharing agreement, as a transferee or successor, or otherwise.

(b)       Within the past two years, neither the Company nor any Subsidiary of the Company has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c)       Neither the Company nor any Subsidiary of the Company has been a party to a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law).

(d)       Neither the Company nor any Subsidiary of the Company has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e)       Except as set forth in Schedule 4.10, the Company has not consented to any extension of the statute of limitation with respect to any open federal, state or local tax returns.

(f)        Except as set forth in Schedule 4.10, there are no tax Liens upon any property or assets of the Company except for liens for current taxes not yet due and payable.

(g)	Withholding Taxes.

(i)     The Company has properly withheld and timely paid substantially all withholding and employment taxes which it was required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to its employees or other Persons.

(ii)   All federal and state payroll withholding tax forms including Forms W-2, 941 and 1099 required to be filed with respect thereto have been timely and properly filed.

(h)      Other Representations. Except as set forth in Schedule 4.10, the Company has and will not be subject to an obligation to withhold taxes for “golden parachute payments” per the provisions of Section 280G or Section 4999 of the Code.

4.11	Employee Benefit Matters; ERISA Compliance.

(a)      Schedule 4.11(a) lists all employee benefit plans, programs, arrangements, funds, policies, practices, or contracts and employment agreements with respect to which, through which, or under which the Company or any of its Subsidiaries has any material liability to provide benefits or compensation to or on behalf of employees, former employees, or independent contractors of the Company or any of its Subsidiaries, whether formal or informal, whether or not written, including any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), any multiemployer plan (as defined in Section 3(37) and Section 4001(a)(3) of ERISA), and any stock purchase, stock option, severance, employment, change in control, fringe benefit, collective bargaining, bonus, incentive, or deferred compensation arrangement (collectively, the “Company Benefit Plans”). The Company has made available to the Parent a true and complete copy of the following documents, if applicable, with respect to each Company Benefit Plan: (i) all documents setting forth the terms of the Company Benefit Plan, or if there are no such documents evidencing the Company Benefit Plan, a full description of the Company Benefit Plan, (ii) the ERISA summary plan description and any other written summary of plan provisions provided to participants or beneficiaries for each such Company Benefit Plan, (iii) the annual report (Form 5500 series), required under ERISA or the Code, filed for the most recent plan year and most recent financial statements or periodic accounting of related plan assets with respect to each Company Benefit Plan, and (iv) the most recent favorable determination letter, opinion, or ruling from the Internal Revenue Service for each Company Benefit Plan, the assets of which are held in trust, to the effect that such trust is exempt from federal income Tax.

(b)      Each Company Benefit Plan has at all times been maintained, by its terms and in operation in all material respects, in accordance with the Code, ERISA, and other applicable Law. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and any related trust that is intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination letter from the Internal Revenue Service to the effect that such plan is qualified under the Code and such trust is tax-exempt, and any such determination letter remains in effect and has not been revoked. The Company is not aware of any reason why any such determination should be revoked or not reissued. All contributions required to be made prior to Closing under the terms of each Company Benefit Plan, the Code, ERISA, or other applicable Law have been or will be timely made, and adequate reserves have been provided for by the Company with respect to all accrued benefits attributable to service on or prior to the Closing.

(c)      Except as disclosed in Schedule 4.11(c), each Company Benefit Plan may be amended or terminated at any time without any obligation or liability other than for benefits accrued prior to such amendment or termination, or as required to be vested pursuant to applicable Law as a result of such amendment or termination. There are no actions, audits, suits, or claims which are pending or, to the Knowledge of the Company threatened, against any Company Benefit Plan, except claims for benefits made in the ordinary course of the operation of such plans that, if adversely determined, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any material liability, tax, or penalty whatsoever to any Person whomsoever as a result of the Company or any of its Subsidiaries engaging in a prohibited transaction under ERISA or the Code. To the Knowledge of the Company, no event has occurred and no condition exists that would subject the Company, either directly or by reason of its affiliation with any trade or business (whether or not incorporated) which together with the Company is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code (“Company ERISA Affiliate”), to any material liability, tax, or penalty imposed by ERISA, the Code, or other applicable Law.

(d)      Except as disclosed in Schedule 4.11(d), neither the Company nor any Company ERISA Affiliate maintains, nor has at any time established or maintained, nor has at any time been obligated to make, or made, contributions to or under any plan subject to Title IV of ERISA (a “Title IV Plan”). No “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any Title IV Plan or Company Benefit Plan subject to such Section 412, whether or not waived. No “reportable event,” within the meaning of Section 4043 of ERISA, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Company Benefit Plan. Neither the Company nor any Company ERISA Affiliate thereof has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Effective Time (a) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any Title IV Plan or (b) any liability under Section 4971 of the Code that in either case could become a liability of Parent or any of its Affiliates after the Effective Time. None of the Company or any of the Company ERISA Affiliates make contributions or has any obligation to make contributions to any multiemployer plan (as defined in Section 3(37) of ERISA).

(e)      Except as set forth on Schedule 4.11(e), neither the Company nor any of its Subsidiaries is a party to or is bound by any labor or collective bargaining agreement, and to the Knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries.

(f)       There are no strikes, work slowdowns, work stoppages, lockouts, arbitrations, grievances, unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any such strikes, slowdowns, work stoppages, lockouts, arbitrations, grievances, unfair labor practice charges or complaints within the past three years, that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to labor, employment, termination of employment or similar matters and has not engaged in any unfair labor practices or similar prohibited practices except in each case for any instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g)      Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) sponsored, maintained or participated in by the Company or any of its Subsidiaries (or to which the Company or any of its Subsidiaries is (or was) a party) at any time since January 1, 2005 has been operated and administered since January 1, 2005, in all material respects, in good faith compliance with Section 409A of the Code and any guidance issued by the United States Treasury Department or the

Internal Revenue Service thereunder (including IRS Notice 2005-1 and the proposed Treasury regulations issued on September 29, 2005), to the extent applicable to such plan.

4.12	Environmental Laws and Regulations.

(a)      Except as set forth in Schedule 4.12(a), (i) the Company and each of its Subsidiaries is in compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, “Environmental Laws”), except where the failure to comply would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) neither the Company nor any of its Subsidiaries has received written notice of, or is the subject of, any action, cause of action, claim, investigation, demand or notice by any Person alleging liability under or non-compliance with any Environmental Law which have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)      The Company and the Subsidiaries of the Company have obtained and are in compliance, in all material respects, with all permits issued pursuant to any Environmental Laws applicable to the Company, the Subsidiaries of the Company and the properties used by the Company and the Subsidiaries of the Company in the operation of their business and all such permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement.

(c)      There have been no releasesof any hazardous material that have had or that could reasonably be expected to form the basis of any claim for violation of any Environmental Laws against the Company or any of the Subsidiaries of the Company or against any Person whose liabilities for such claims the Company or any of the Subsidiaries of the Company has, or may have, retained or assumed, either contractually or by operation of Law.

(d)      Neither the Company nor any of the Subsidiaries of the Company has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any claim for violation of any Environmental Laws against the Company or any of the Subsidiaries of the Company.

4.13	Intellectual Property.

(a)       Except where the failure to own or license such Intellectual Property (as defined below) would not have or would not reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiaries are the owner of, or a licensee under a valid license for, all items of Intellectual Property used in the operation of the business of the Company and its Subsidiaries as currently conducted, taken as a whole, including, without limitation, trade names, trademarks and service marks, brand names, patents and copyrights.

(b)       Schedule 4.13(b) sets forth a true and complete list of all registered trademarks and servicemarks, registrations and applications for registration of trademarks and servicemarks owned by the Company or its Subsidiaries (such Intellectual Property, “Company Registered IP”). All Company Registered IP is valid, enforceable, in full force and effect and has not been abandoned or canceled, and no claims are pending or, to the Knowledge of the Company, have been threatened challenging the validity of Company Registered IP or the Company’s and its Subsidiaries’ ownership thereof.

(c)       Except as disclosed on Schedule 4.13(c), there are no claims pending or, to the Company’s Knowledge, threatened, that the Company or any Subsidiary of the Company is in violation of any Intellectual Property rights of any third party which have had or which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)       To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the rights of the Company or any of the Subsidiaries of the Company with respect to the Intellectual Property used in the operation of their respective businesses, except for such infringement, misappropriation or violation that, individually or in the aggregate, would not have and would not reasonably be expected to have, a Company Material Adverse Effect.

(e)       No prior or current employee or officer or any prior or current consultant or contractor of the Company or any of the Subsidiaries of the Company has asserted or, to the Knowledge of the Company, has any ownership in any Intellectual Property rights used by the Company or any of the Subsidiaries of the Company in the operation of their respective businesses, except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)        For the purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, brand names, slogans, certification marks, trade dress, Internet domain names, e-mail domain names and other indications of origin, the goodwill associated with the foregoing and the registrations in any jurisdiction in the United States or any other jurisdiction throughout the world of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas and improvements thereto, whether patentable or not and whether reduced or not reduced to practice, in any such jurisdiction; patents, applications for patents (including divisions, continuations, continued prosecution applications, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any such jurisdiction; know-how, trade secrets and confidential information and rights in any such jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not, in any such jurisdiction; and registrations or applications for registration of copyrights in any such jurisdiction, and any renewals or extensions thereof.

4.14     Compliance with Laws and Orders. Except as set forth in Schedule 4.14, and except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company is in violation of or in default under any law, statute, rule or regulation having the effect of law of the United States or any state, county, city or other political subdivision thereof or of any government or regulatory authority, including all applicable rules, regulations, directives or policies of the FCC, state regulators or any other Governmental Entity, including, without limitation, laws related to privacy, data protection or the collection and use of personal information, (collectively, “Laws”), or writ, judgment, decree, injunction or similar order of any governmental or regulatory authority, in each case, whether preliminary or final (an “Order”), applicable to the Company or any Subsidiary of the Company or any of their respective assets and properties. To the Knowledge of the Company, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that the Company or any Subsidiary of the Company is not in compliance with any applicable Law or Order.

4.15     Voting Requirements. The affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Shareholders Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement, the Merger and the transactions contemplated hereby and thereby. No shareholder of the Company or any of its Subsidiaries shall be entitled to perfect dissenters,’ appraisal or similar rights in connection with the Merger and the transactions contemplated hereby.

4.16     Certain Agreements. Except as set forth in Schedule 4.16, neither the Company nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, or the value of any of the benefits of which will be calculated, by the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time). Except as described in Schedule 4.16 or except as would not reasonably be expected to have a Company Material Adverse Effect, the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement will not constitute a “change of control” under, require the consent from or the giving of notice to any third party pursuant to, or accelerate the vesting or repurchase rights under, the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound. Except as set forth in Schedule 4.16, there are no amounts payable by the Company or its Subsidiaries to any officers of the Company or its Subsidiaries (in their capacity as officers) as a result of the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time).

4.17	Material Contracts.

(a)       Schedule 4.17 lists all written or oral contracts, agreements, leases, instruments or legally binding contractual commitments (“Contracts”) that are of a type described below (collectively, the “Company Material Contracts”):

(i)        any Contract with a customer of the Company or its Subsidiaries or with any entity that purchases goods or services from the Company or its Subsidiaries for consideration paid to the Company or its Subsidiaries of $500,000 or more in any fiscal year;

(ii)       any Contract for capital expenditures or the acquisition or construction of fixed assets in excess of $500,000;

(iii)      any Contract for the purchase or lease of goods or services (including without limitation, equipment, materials, software, hardware, supplies, merchandise, parts or other property, assets or services), requiring aggregate future payments in excess of $500,000, other than standard inventory purchase orders executed in the ordinary course of business;

(iv)      each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material indebtedness of the Company or any of the Subsidiaries of the Company is outstanding or may be incurred;

(v)       any collective bargaining or other arrangement with any labor union;

(vi)      any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the Company’s capital stock or assets;

(vii)     any Contract limiting, restricting or prohibiting the Company or any Subsidiary of the Company from conducting business anywhere in the United States or elsewhere in the world or any Contract limiting the freedom of the Company or any Subsidiary of the Company to engage in any line of business or to compete with any other Person;

(viii)	any joint venture, partnership or similar Contract;

(ix)	any Contracts requiring future payments of $500,000 or more;

(x)       any written employment Contract, severance agreement or other similar binding agreement or policy with any employee of the Company or member of the Board of Directors;

(xi)      each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Subsidiaries of the Company, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business;

(xii)     each material hedge, collar, option, forward purchasing, swap, derivative, or similar agreement, Contract, understanding or undertaking;

(xiii)    any interconnection and related commercial agreements between incumbent local exchange carriers (“ILECs”) and the Company’s competitive local exchange carrier (“CLEC”) and the CLEC affiliates, including the general terms, conditions and pricing for any unbundled network elements (“UNEs”), collocation or other network facilities or services needed to provide CLEC service in the Company’s CLEC markets; and

(xiv)    all “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act.

(b)       The Company has made available to Parent a true and complete copy of each written Company Material Contract, including all amendments or other modifications thereto. Except as set forth in Schedule 4.17, (i) each Company Material Contract is a valid and legally binding obligation of the Company or a Subsidiary of the Company, enforceable against the Company or a Subsidiary of the Company and, to the Knowledge of the Company, against the other parties thereto, as the case may be, in accordance with its terms, subject only to bankruptcy, reorganization, receivership or other laws affecting creditors’ rights generally and general principles of equity (whether applied in an action at law or in equity), (ii) each such Company Material Contract is in full force and effect, and (iii) none of the Company or any of the Subsidiaries of the Company is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(c)       Except as set forth on Schedule 4.17(c), the Company represents and warrants that all interconnection and related commercial agreements between ILECs and the Company’s CLEC and the CLEC affiliates, including the Company’s CLEC and applicable CLEC vendors, network providers other than ILECs and CLEC customers, are transferable or assignable to Parent, Newco and their affiliates under the same general terms, conditions and pricing. To the Knowledge of the Company, the Company is not aware of any material pricing increases planned by the underlying ILECs that would significantly change the economics of its CLEC operations.

4.18     Transactions With Affiliates. Except as disclosed in the Company SEC Reports, there are no transactions, agreements or understandings of the type that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the 1933 Act.

4.19	Licenses.

(a)    Schedule 4.19 sets forth a complete and accurate list of (i) all Governmental Approvals issued by the FCC and the PAPUC held by the Company and its Subsidiaries required for the Company and its Subsidiaries to operate their business in the ordinary course, and (ii) all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any Subsidiary of the Company by a Governmental Entitythat are required for the Company and each Subsidiary of the Company to conduct its business, as presently conducted (the “Licenses”). Schedule 4.19 also identifies the type of such License and the entity holding such License or approval.

(b)    Each License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity, unless such pending regulatory proceeding or judicial review would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has no Knowledge of any event, condition or circumstance that would preclude any License from being renewed in the ordinary course (to the extent that such License is renewable by its terms), except where the failure to be renewed would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    The licensee of each License is in compliance with each License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Telecommunications Act of 1996 or the FCC Rules or similar rules, regulations, policies, instructions and orders of the PAPUC, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20	Title to and Condition of Assets.

(a)    Each of the Company and its Subsidiaries has good title to, or valid leasehold interests in, all its material properties and assets (the “Company Property”), except for minor defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Schedule 4.20, all such assets and properties, other than assets and properties in which the Company or any of the subsidiaries has leasehold interests, are free and clear of all Liens, except for Liens on Company Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material Company Property to which they relate in the conduct of the Company and the Subsidiaries of the Company respective business as presently conducted and Liens on other Company Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    The Company and each of its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are valid and in full force and effect. The Company and each of its Subsidiaries enjoys peaceful and undisturbed possession of the properties or assets purported to be leased under all such leases.

(c)    Except as set forth in Schedule 4.20, to the Knowledge of the Company, the buildings and premises of the Company and each of its Subsidiaries that are used in its business are adequate and sufficient to support the operations of the Company and the Subsidiaries of the Company, and are in adequate operating condition and in a state of adequate maintenance and repair, normal wear and tear excepted, are adequate for the purpose for which they are currently being used and have access to adequate utility services necessary for the conduct of the business, in each case, except where the failure of such adequacy or to be in such condition would not have and would not reasonably be expected to have a Company Material Adverse Effect. All items of operating equipment of the Company and its Subsidiaries are adequate and sufficient to support the operations of the Company and the Subsidiaries of the Company and are in adequate operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, in each case, except where the failure of such adequacy or to be in such condition would not have and would not reasonably be expected to have a Company Material Adverse Effect.

4.21   State Takeover Statutes. The Company has taken or will take all the action necessary to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from the provisions of Subchapters D (Section 2538), E and F of Chapter 25 of the PBCL to the extent, if any, such Subchapters would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. No provision of the Company Charter or the Company By-Laws or other governing instruments of the Company or any of its Subsidiaries would, directly or indirectly, restrict or impair the ability of Newco or its Affiliates to vote, or otherwise to exercise the rights of a shareholder with respect to, securities of the Company or any of its Subsidiaries that may be acquired or controlled by Newco or its Affiliates or permit any shareholder to acquire securities of the Company on a basis not available to Newco in the event that Newco were to acquire securities of the Company.

4.22     Brokers and Finders. Except for the fees and expenses payable by the Company to Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”), which fees and expenses are reflected in its agreement with the Company, the Company has not retained any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

4.23     Opinion of Financial Advisor. The Company Financial Advisor has delivered to the Board of Directors its written opinion (or oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Merger Consideration to be received by holders of the Company Shares (other than as set forth in such opinion), is fair, from a financial point of view, to such holders.

4.24   No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

Except as disclosed in any filed Parent SEC Report (as defined in Section 5.5(a) below) since February 19, 2009 and prior to the date hereof (excluding any disclosures in such Parent SEC Reports under the heading “Risk Factors” and any other disclosures of risks and uncertainties, including, without limitation, disclosures about potential regulatory developments, that are predictive and forward looking in nature and solely to the extent the relevance of the information disclosed in such Parent SEC Reports to the representations and warranties set forth in this Article V is readily apparent on its face) or as set forth in the disclosure letter (consisting of the Schedules hereto delivered by Parent) delivered by Parent to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to each other section or subsection of this Article V to the extent that it is reasonably apparent that such information is relevant to such other section or subsection (to the extent any information disclosed in the Parent SEC Reports conflicts with or is otherwise inconsistent with the information disclosed in the Parent Disclosure Letter, the information disclosed in the Parent Disclosure Letter shall control for purposes of qualifying the representations and warranties set forth in this Article V) the Parent represents and warrants to the Company as follows:

5.1    Corporate Organization and Qualification. Each of Parent and its Subsidiaries (as defined in Section 9.10 below) is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and is qualified to do business and in good standing as a foreign corporation or limited liability company in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except, in the case of any Subsidiary of Parent, where failure to so qualify or be in good standing, individually or in the aggregate, would not have and would not reasonably be expected to have a Parent Material Adverse Effect (as defined in Section 9.10 below). Each of Parent and its Subsidiaries has all requisite organizational power and authority to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and Newco have heretofore made available to the Company complete and correct copies of its Amended and Restated Certificate of Incorporation (the “Parent Charter”) and By-Laws (the “Parent By-Laws”), with respect to Parent, and the Newco Charter and Newco By-Laws with respect to Newco, each in effect as of the date of this Agreement.

5.2    Capitalization. As of the date hereof, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock, of which, as of April 30, 2009, 436,753,317 shares were issued and outstanding; and 200,000,000 shares of preferred stock of which, as of the date hereof, no shares were issued and outstanding. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable, and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent By-Laws or any Contract to which Parent is a party or otherwise bound. As of April 30, 2009, 3,561,141 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding awards pursuant to the Windstream 2006 Equity Incentive Plan. Except as set forth above and on Schedule 5.2, there are not, as of the date hereof, any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Parent is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Parent or any of its Subsidiaries. The shares of Parent Common Stock to be issued to shareholders of the Company as part of the Merger Consideration in the Merger will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

5.3    Authority Relative to This Agreement. Each of Parent and Newco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Newco of the transactions contemplated hereby have been duly and validly approved by Parent and Newco’s boards of directors, and no other corporate proceedings on the part of Parent or Newco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Newco and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Newco, enforceable against Parent and Newco in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

5.4    Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent and Newco nor the consummation by Parent and Newco of the transactions contemplated hereby will:

(a)    conflict with or result in any breach of any provision of the Parent Charter or the Parent By-Laws, or the Newco Charter or Newco Bylaws;

(b)    require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) the filing of the articles of merger pursuant to the PBCL and the DGCL, (iv) any filings with and approvals required under the rules and regulations of the New York Stock Exchange, (v) such filings and consents as may be required by the FCC or the FCC Rules and the PAPUC or the PAPUC Rules, or (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not materially and adversely affect the ability of the Parent to consummate the transactions contemplated hereby or otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(c)    except as set forth in Schedule 5.4(c), conflict with, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any agreement, indenture, lease, instrument, permit, concession, franchise, license, understanding or undertaking or other instrument or obligation to which Parent or any Subsidiary of Parent or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect; or

(d)    assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.4 are duly and timely obtained or made, violate any order, award of an arbitrator, writ, injunction, decree, statute, rule or regulation applicable to the Parent or any Subsidiary of the Parent or to any of their respective assets, except for violations which individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

5.5	SEC Reports; Financial Statements.

(a)    Parent has furnished or filed all forms, reports and documents required to be furnished or filed by it with the SEC since January 1, 2007, pursuant to the federal securities laws and the SEC’s rules and regulations thereunder (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement and the Registration Statement, being collectively referred to as the “Parent SEC Reports”), all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act, the Securities Act or the SOX Act, respectively. Except to the extent that information contained in any such Parent SEC Report has been revised, amended, supplemented or superseded by a subsequent Parent SEC Report, none of the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 5.5, to the Parent’s Knowledge, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review.

(b)    The consolidated balance sheets and the related consolidated statements of operations and cash flows (including the related notes thereto) of the Parent included in the Parent SEC Reports, as of their respective dates, complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a basis consistent with prior periods (except, in the case of unaudited interim statements, as otherwise noted therein), and present fairly, in all material respects, the consolidated financial position of the Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(c)    Except as reflected or reserved against in the Parent’s consolidated audited balance sheet at December 31, 2008, neither the Parent nor any of its Subsidiaries has any liabilities or obligations of any nature that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d)    PricewaterhouseCoopers LLP is and has been (x) since September 24, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the SOX Act, (y) throughout the periods covered by such financial statements, “independent” with respect to Parent within the meaning of Regulation S-X, and (z) since May 6, 2003, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Parent Accounting Oversight Board. The Parent SEC Reports describe the types of non-audit services performed by PricewaterhouseCoopers LLP for Parent and its Subsidiaries since January 1, 2002.

(e)    The Parent and each Subsidiary of Parent maintains accurate books and records reflecting its assets and liabilities and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Parent in conformity with GAAP; (iii) access to Parent’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Parent’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(f)    The Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all information concerning Parent and its Subsidiaries required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports. To Parent’s Knowledge, except as set forth in Parent SEC Reports, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2007. As used in this Section 5.5(f), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. None of Parent’s or any of its Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Parent or such Subsidiary or their independent accountants.

(g)    Each of the chief executive officer and the chief financial officer of Parent has signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and, except as set forth on Schedule 5.5(g), neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(h)    The statements contained in all certifications filed with the SEC pursuant to Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act were true as of the date thereof. None of Parent or any Subsidiary of Parent has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the SOX Act.

(i)     Except as set forth in the Parent SEC Reports, since January 1, 2007, none of Parent, Parent’s independent accountants, the Board of Directors or the audit committee of the Board of Directors has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of Parent, (y) “material weakness” in the internal controls over financial reporting of Parent or (z) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

(j)     None of the Subsidiaries of Parent are, or have at any time since January 1, 2007, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(k)    Except as would not individually or in the aggregate have a Parent Material Adverse Effect, Parent is in substantial compliance with the SOX Act.

5.6    Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports or as set forth in the Parent Disclosure Letter, since January 1, 2009, there has not been any event, occurrence, effect or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

5.7    Litigation. Except as disclosed in the Parent SEC Reports, there is no legal action, suit, complaint, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the Knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries or any of their respective properties, assets, business, or governmental approvals before any Governmental Entity or arbitrator of competent jurisdiction, which, individually or in the aggregate, could reasonably be expected (a) to have a Parent Material Adverse Effect, (b) to materially and adversely affect the ability of Parent to carry out the Merger or the transactions contemplated by this Agreement, or (c) to delay, materially interfere with, prevent or otherwise make unduly burdensome, the Merger or the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any nature of any Governmental Entity or arbitrator outstanding or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries having or which would be reasonably expected to have any such effect.

5.8    Information Supplied. None of the information supplied or to be supplied by Parent or Newco for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to each of the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent or Newco with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

5.9    Voting Requirements. No vote of the holders of any class or series of capital stock of Parent is necessary for Parent to adopt this Agreement or to approve the transactions contemplated hereby.

5.10  Funding of Cash Consideration and Option Payment. Parent or Newco will have available at the Effective Time all funds, and no financing is necessary, to fund the Cash Consideration and Option Payment.

5.11  Interim Operations of Newco. Newco was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

5.12  Brokers and Finders. Except for the fees and expenses payable by Parent to Stephens Inc. and Goldman, Sachs & Co., which fees and expenses are reflected in its agreement with Parent, Parent has not retained any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

5.13  PBCL Section 2538. Other than by reason of this Agreement or the transactions contemplated hereby, neither Parent nor Newco is an “interested shareholder” (as defined in Section 2538 of the PBCL) of the Company.

5.14  Ownership of Company Common Stock. Neither Parent nor Newco beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the date of the Closing beneficially own, any Company Common Stock, or is, or will prior to the date of the Closing become, a party to any contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any of the shares of Company Common Stock.

5.15  Dividend Practice. As of the date hereof, Parent’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of the its common stock and has not changed this practice since the last dividend declaration date.

5.16  No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Parent, Newco nor any Person on behalf of Parent or Newco makes any express or implied representation or warranty with respect to Parent, Newco or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

ARTICLE VI - ADDITIONAL COVENANTS AND AGREEMENTS

6.1	Pre-Closing Covenants.

(a)    The Company agrees that during the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise provide prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise contemplated by this Agreement or as set forth in Schedule 6.1(a), the Company will, and will cause each of its Subsidiaries to, conduct their respective businesses in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their current business organizations, goodwill, rights and franchises keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, as set forth in Schedule 6.1(a) or as may be required by applicable Laws, prior to the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed):

                  (i)     except for shares of Company Common Stock issued or delivered upon the exercise of Company Options outstanding on the date hereof in accordance with their terms in existence as of the date of this Agreement, issue, grant, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company, any of its Subsidiaries or any successor thereto, or (B) any other securities in respect of, in lieu of, or in substitution for, shares of the Company Common Stock outstanding on the date hereof;

(ii)   redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding capital stock of the Company or its Subsidiaries or any securities convertible into or exercisable for any shares of capital stock of the Company or any of its Subsidiaries;

(iii)  split, combine, subdivide or reclassify any capital stock of the Company or its Subsidiaries or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock of the Company or its Subsidiaries or otherwise make any payments to shareholders of the Company or its Subsidiaries in their capacity as such, other than dividends by a wholly owned Subsidiary of the Company to the Company or any of its Subsidiaries; provided, however, that the Company shall be permitted to make regular quarterly cash dividends in an amount not exceeding $0.125 per share of Company Common Stock except that the first quarterly dividend made after the Company adjusts its dividend record and payment dates pursuant to Section 6.13 shall be prorated to reflect a dividend for the period covered by the declaration based on an annual dividend rate of $0.50 per share;

(iv)      adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger or a merger of Subsidiaries);

(v)       amend the Company Charter or Company By-Laws or other organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary;

(vi)      make any material acquisition, by means of merger, consolidation or otherwise, or any material disposition, of assets or securities of any business or corporation, partnership, joint venture or other business organization or division thereof;

(vii)     make capital expenditures that are not consistent in timing and amount with past practice, incur any indebtedness or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any Subsidiary of the Company;

(viii)    pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any such director or officer, whether past or present;

(ix)      except as set forth on Schedule 6.1(a), (A) enter into any new or materially amend any existing employment or severance or termination agreement with any current or former director or officer; (B) grant any increases in the compensation of any of its directors or officers, except in the ordinary course of business; (C) increase or commit to increase the compensation of any employee (other than officers and directors) of the Company or any of its Subsidiaries, or pay or commit to pay any bonus, profit sharing or other similar payment to such Persons, in each case other than (i) merit increases consistent with past practice of the Company prior to fiscal year 2009 (in terms of frequency, timing and amount) or (ii) with respect to employees other than officers and directors, isolated merit salary increases or bonuses not in the context of any broad-based plan or program; (D) grant or commit to grant to any employee, officer, shareholder, director, consultant or agent of the Company or any of its Subsidiaries any new or modified severance, change of control, termination, retention or similar arrangement or increase or accelerate any benefits payable under its severance, retention or termination pay policies in effect on the date hereof; or (E) except in the ordinary course of business consistent with past practice or as may be required to comply with applicable Laws, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(x)    make any material tax election, change any material tax election already made, file any amended tax returns or settle or compromise any material federal, state, local or foreign income tax liability;

(xi)   make any change in its accounting principles or methods except insofar as may be required by a change in GAAP or change the independent public accountants of the Company and its Subsidiaries;

(xii)  (x) pay, discharge or satisfy any material claims (including claims of shareholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof, or (y) waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xiii) enter into or amend any collective bargaining agreement or other agreement with any labor organization, union or association outside the ordinary course of business consistent with past practice and in consultation with Parent;

(xiv) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises of litigation where the settlement is limited solely to monetary payment and the release of claims and the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $250,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation matters shall not exceed $500,000;

(xv)  (i) other than in the ordinary course of business consistent with past practice or as expressly permitted by this Agreement, terminate, renew, amend or modify in any material respect, or fail to enforce any material provision of, any Company Material Contract or (ii) enter into any Company Material Contract not in the ordinary course of business consistent with past practice and not terminable by the Company or any of its Subsidiaries party thereto without penalty on notice of ninety (90) days or less;

(xvi) except as required in connection with the transactions contemplated hereby, take any action that will create a requirement to make a filing, registration or application with, or seek the waiver, consent or approval of, the FCC, the PAPUC or any other state public service or public utilities commission or any other Government Entity other than in the ordinary course of business consistent with past practice or in response to filings initiated by such Government Entities or other parties, or discontinue or withdraw any authorized service or voluntarily relinquish any License or institute any proceeding with respect to, or otherwise materially change, amend, or supplement any of its tariffs on file with the FCC, the PAPUC or any other state public service or public utilities commission, except as required by applicable Law;

(xvii)   effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Subsidiary, without notifying the Parent or its Affiliates in advance and without complying with the notice requirements and other provisions of WARN;

(xviii)  nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations;

(xix) any agreement, contract or binding commitment with a video content provider requiring fixed payments after the date hereof under any such agreement exceeding $250,000 per year or which is not terminable without penalty upon less than 12 months’ notice;

(xx)  take any action or fail to take any action which could reasonably be expected to result in a breach of any representation warranty or covenant hereunder;

(xxi) make or agree to make a cash contribution to any pension plan maintained by the Company or any of its Subsidiaries;

(xxii)   enter into, amend or modify any hedge, collar, option, swap, forward, future or derivative transaction or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions in each case other than ordinary course of business consistent with past practice and in consultation with Parent; or

(xxiii)  authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(b)    Parent shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed):

(i)     adopt any amendments to its Parent Charter or Parent By-Laws which would alter the terms of the Parent Common Stock;

(ii)   adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent (other than with respect to the Merger or in connection with other Parent acquisitions);

(iii)  adopt any amendments to its Parent Charter or otherwise alter its capital structure except as may be required by law, the rules and regulations of the SEC or Exchange or in order to increase the number of shares of Parent Common Stock;

(iv)   authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

(v)    take any action or fail to take any action which could reasonably be expected to result in a material breach of any material representation, material warranty or material covenant hereunder.

6.2	No Solicitation of Transactions.

(a)    The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (a “Representative”) of, the Company or any Subsidiary to, directly or through another Person, (A) solicit or initiate, or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, lead to or facilitate, directly or indirectly, any inquiries relating to, or the submission of (i) any proposal or offer, whether in writing or otherwise, from any Person other than Parent, Newco or any affiliates thereof (a “Third Party”) to acquire, directly or indirectly in one transaction or a series of transactions, beneficial ownership (as defined under Rule 13(d) promulgated under the Exchange Act) of assets or businesses that constitute 15% or more of either the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company pursuant to a merger, consolidation or other business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange, reorganization, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, or (ii) any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement (a “Competing Transaction”); (B) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or afford access to the properties, books or records of the Company or any Subsidiary of the Company, or otherwise cooperate in any way with, any Person relating to or in connection with a Competing Transaction or otherwise knowingly facilitate any effort or attempt by any Person to make or implement a Competing Transaction; (C) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or similar document, agreement or commitment with respect to any Competing Transaction, approve or recommend or resolve to approve or recommend any Competing Transaction or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement; or (D) waive, amend, modify or grant any release under any standstill or similar agreement or confidentiality agreement relating to a Competing Transaction (other than the Confidentiality Agreement) to which the Company or any of its Subsidiaries is a party.   Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Subsidiary of the Company or any Representative of the Company or any Subsidiary of the Company shall be a breach of this Section 6.2(a) by the Company. The Company shall immediately cease and cause to be terminated all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Competing Transaction and request the prompt return or destruction of all confidential information previously furnished.

(b)    Notwithstanding the foregoing subsection (a) or anything else in this Agreement to the contrary, if the Company receives a bona fide, written proposal or offer for a Competing Transaction by a Third Party at any time prior to obtaining the Company Shareholder Approval, which the Company’s Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) may reasonably be likely to result in a transaction that, if consummated, would result in such Third Party (or its shareholders) owning, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of the Company on terms more favorable to the shareholders of the Company from a financial point of view than the terms set forth in this Agreement (as the same may be amended or supplemented by Parent from time to time) and is reasonably capable of being consummated on the terms so proposed (taking into account all the terms and conditions of such proposal, all financial, legal, regulatory and other aspects of such proposal and this Agreement) (a “Superior Competing Transaction”), then the Company may, in response to an unsolicited request therefor and subject to compliance with Section 6.2, (A) furnish confidential information with respect to the Company and its Subsidiaries to the Third Party proposing such Competing Transaction (and its Representatives) pursuant to a customary confidentiality agreement not materially more favorable to such Person than the confidentiality provisions of the Confidentiality Agreement, provided that all such information has previously been provided to the Parent and Newco or is provided to the Parent and Newco prior to or concurrently with the time it is provided to such Person, and (B) participate in discussions and negotiations with the Third Party proposing such Competing Transaction (and its Representatives) regarding such Competing Transaction; if and only to the extent that (1) prior to taking such actions outlined in (A) and (B) above, the Company’s Board of Directors determines in good faith (after taking into account advice of outside counsel) that it is required to do so in order for the Board of Directors to comply with its fiduciary obligations to the Company’s shareholders under applicable Law, (2) prior to providing any information to any Person or entering into discussions or negotiations with any Person, the Company’s Board of Directors notifies Parent promptly of any such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any Subsidiary of the Company or any of their respective Representatives indicating, in connection with such notice, the material terms and conditions of the Competing Transaction and the identity of the Person making such Competing Transaction, and (3) the Competing Transaction was not solicited after the date hereof and was made after the date hereof and did not otherwise result from a breach of this Section 6.2. The Company agrees that it shall keep Parent reasonably informed, on a current basis, of the status and material terms of any such proposals or offers and the status of any such discussions or negotiations and will notify Parent promptly of any determination by the Company’s Board of Directors that a Superior Competing Transaction has been made. The Company and its Subsidiaries will immediately cease and cause their respective Representatives to cease any and all existing activities, discussions or negotiations regarding a Competing Transaction made prior to the date hereof, or which could reasonably be expected to lead to a Superior Competing Transaction, with any parties previously contacted; provided that the Company may inform such parties that this Agreement has been entered into.

(c)    Nothing contained in this Section 6.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in each case, in the good faith judgment of the Board of Directors, with the advice of outside counsel, making such disclosure to the Company’s shareholders is required under applicable Law; provided, however, that in no event shall the Company or its Board of Directors take, or agree or resolve to take, any action prohibited by Section 6.2.

(d)    In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 6.2, the Company shall promptly advise the Parent and Newco in writing of any Competing Transaction or any request for material nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person related to or in connection with a Competing Transaction or which could reasonably be expected to lead to a Competing Transaction, identifying the material terms and conditions of any such Competing Transaction or request (including any material changes thereto) and the identity of the Person making any such Competing Transaction or request. The Company shall keep the Parent and Newco informed in all material respects of the status and details (including any material change to the terms thereof) of any Competing Transaction.

(e)    The Board of Directors shall not (i) (a) withdraw (or amend or modify in a manner adverse to the Parent or Newco), or publicly propose or resolve to withdraw (or amend or modify in a manner adverse to the Parent or Newco), the Board Recommendation, the Merger or the other transactions contemplated by this Agreement or (b) adopt or recommend, or propose publicly to adopt or recommend, any Competing Transaction (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt or recommend, or publicly propose to adopt or recommend, or allow the Company or any Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Competing Transaction (other than a confidentiality agreement expressly permitted by in Section 6.2(b)) (an “Acquisition Agreement”).

(f)      Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval and subject to prior compliance with Section 6.2(b), the Board of Directors may (x) make a Company Adverse Recommendation Change or (y) cause the Company to terminate this Agreement pursuant to Section 8.4(b) if:

(1)       an unsolicited Competing Transaction that the Board of Directors reasonably determines (after consultation with the Company’s outside counsel and financial advisors) constitutes a Superior Competing Transaction was made after the date hereof and not withdrawn;

(2)       the Board of Directors determines in good faith (after taking into account advice of outside counsel) that, in light of such Superior Competing Transaction, the making of a Company Adverse Recommendation Change or termination this Agreement is required in order for the Board of Directors to comply with its fiduciary obligations to the Company’s shareholders under applicable Law;

(3)       neither the Company, its Subsidiaries nor any of their respective Representatives shall have violated any of the restrictions set forth in Section 6.2 in any material respect;

(4)       the Company delivers written notice to Parent (a “Notice of Superior Competing Transaction”) advising Parent that the Board of Directors intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Competing Transaction that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Competing Transaction shall require a new Notice of Superior Competing Transaction and a new five Business Day period), and after the fifth Business Day following delivery of the Notice of Superior Competing Transaction to Parent the Board of Directors continues to determine in good faith that the Competing Transaction constitutes a Superior Competing Transaction; and

(5)       in the event of termination of this Agreement (a) the Company pays to Parent the amount specified in Section 8.5(b) at or prior to such termination and (b) the Company enters into an Acquisition Agreement to effect the Superior Competing Transaction concurrent with such termination.

6.3	Shareholders’ Meeting.
(a)	The Company, acting through the Board of Directors, shall:

(i)     duly call, give notice of, convene and hold a special meeting of its shareholders (the “Shareholders Meeting”), to be held as soon as practicable after the date hereof, for the purpose of obtaining the Company Shareholder Approval and the Company shall not adjourn or postpone the Shareholders Meeting if there are sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting and the Company believes such shares will be voted in number sufficient to approve and adopt this Agreement and the Merger (the Company’s obligation to call, give notice of and hold the Shareholders Meeting in accordance with this Section 6.3 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Competing Transaction or other Competing Transaction, or by any withdrawal or modification of the Board Recommendation);

(ii)	include in the Proxy Statement the Board Recommendation;

(iii)  use all commercially reasonable efforts to prepare and file with the SEC the Proxy Statement as soon as reasonably practicable following the date hereof; provided that prior to the filing of the Proxy Statement, the Company shall consult with Parent with respect to such filings and shall afford Parent reasonable opportunity to comment thereon;

(iv)   obtain and furnish the information required to be included by it in the Registration Statement and, after consultation with Parent and Newco and affording them the opportunity to comment thereon, respond promptly to any comments made by the SEC with respect to the Proxy Statement and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time following the date hereof, and

(v)    use its reasonable best efforts to obtain the Company Shareholder Approval.

(b)    Parent shall promptly prepare, with the cooperation and assistance of (and after review by) the Company and its counsel and accountant, and file with the SEC a registration statement (the “Registration Statement”) for the purpose of registering under the Securities Act the shares of Parent Common Stock to be issued to stockholders of the Company under the provisions of this Agreement. Parent shall provide a draft of the Registration Statement of the Company and its counsel for comment and review at least ten (10) business days in advance of the anticipated filing date.

(c)    Except as may be required by Law, no amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party, which will not be unreasonably withheld or delayed. Parent and the Company each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon or requests for additional information by the SEC.

(d)    Parent shall promptly prepare and submit to the Exchange a listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use commercially reasonable efforts to obtain, prior to the Effective Time of the Merger, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing.

6.4	Reasonable Efforts.

(a)    Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain all necessary or appropriate waivers, consents and approvals, to effect all necessary registrations, filings and submissions (including, but not limited to, (i) filings under the HSR Act and any other submissions requested by the FCC, the PAPUC, Federal Trade Commission or Department of Justice, (ii) the authorizations, consents, orders and approvals referred set forth on Schedule 4.5(b) and any other licenses, permits, consents, approvals, authorizations, qualifications and orders of federal, state, and local Governmental Entities and parties to contracts with the Company or any of its Subsidiaries as are required in connection with the consummation of the transactions contemplated hereby, and (iii) such filings, consents, approvals, orders registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its Subsidiaries, Parent or Newco conducts any business or owns any assets) and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible). Further, each party hereto agrees to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as reasonably may be requested in connection with the foregoing.

(b)    Without limiting the generality of the foregoing, each party hereto shall (i) make the filings required of it or any of its Affiliates under the HSR Act in connection with this Agreement and the transactions contemplated hereby as promptly as practicable following the date of this Agreement, but in any event, not later than the earlier of (A) the legal deadline for such filings under HSR, and (B) twenty (20) days following the date hereof, (and each such filing shall request early termination of the waiting period imposed by the HSR Act), (ii) comply at the earliest practicable date and after consultation with the other Parties hereto with any request for additional information or documentary material received by it or any of its Affiliates from the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other Governmental Entity, (iii) cooperate with one another in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by the FTC, the Antitrust Division or any other Governmental Entity, and (iv) cause the waiting periods under the HSR Act or any other foreign antitrust merger control authority to terminate or expire at the earliest possible date. Each Party hereto shall promptly inform the other Parties of any material communication made to, or received by such Party from, the FTC, the Antitrust Division or any other Governmental Entity regarding any of the transactions contemplated hereby. The filing fees under the HSR Act shall be borne by the Parent.

(c)    Parent shall have primary responsibility, with the assistance and cooperation of the Company, for obtaining all authorizations, consents, orders and approvals with respect to the Licenses; provided that the Company shall have a reasonable opportunity to review and comment on any such materials prior to filing and, provided further that the Company and Parent will have joint responsibility with respect to the joint applications required for the transfer of control of the Licenses. Each of Parent and the Company will use reasonable best efforts (subject to, and in accordance with, applicable Law) to ensure that all necessary applications in connection with transfer of control of the Licenses as set forth on Schedule 6.4(c), are filed within ten (10) Business Days of the date hereof (except that transfer of control notifications that do not require affirmative approval may be filed within twenty (20) Business Days after the date hereof) and to respond as promptly as practicable to any additional requests for information received from the FCC and, the PAPUC and any other Governmental Entity.

(d)    Subject to the terms and conditions of this Agreement, each of the Parties hereto shall take any and all steps necessary to avoid or eliminate any impediments under any applicable antitrust, competition or trade regulation laws that may be asserted by any Government Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including, without limitation, proposing, negotiating, committing to and effecting, by consent decree or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent, Newco or any of their respective Subsidiaries as may be required in order to avoid the entry, or to effect the dissolution, of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing, delaying or restricting the consummation of the Merger or any transactions contemplated in this Agreement; provided that the Company shall not be permitted and the Parent will not be required to agree to any term, condition or restriction or to amend any Company License in order to obtain any such authorizations, consents, orders or approvals if such term, condition or restriction or amendment (1) would have or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, (2) would prevent Parent from consummating the transactions contemplated by this Agreement on the material terms set forth in this Agreement.

(e)    Immediately prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, take or cause to be taken all actions necessary to effect the mergers effective immediately after the Effective Time of: (i) Conestoga Management Services, Inc., a Delaware corporation, with and into its parent Conestoga Telephone and Telegraph Company, a Pennsylvania corporation, (ii) D&E Management Services, Inc., a Nevada corporation, with and into its parent Denver and Ephrata Telephone and Telegraph Company, a Pennsylvania corporation, and (iii) Buffalo Valley Mgmt Services, Inc., a Delaware corporation, with and into its parent Buffalo Valley Telephone Company, a Pennsylvania corporation, (the “Restructuring”). The Company shall, and shall cause its Subsidiaries to, execute or cause to be executed by the appropriate entities, conveyancing, assumption and such other instruments, in such forms as shall be reasonably acceptable to Parent, and take such actions as reasonable requested by Parent in each case necessary to effect the Restructuring.

6.5    Access to Information. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (“Parent Representatives”), in order to evaluate the transactions contemplated by this Agreement, reasonable access, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to its officers, employees, accountants, consultants, representatives, plants, properties, contracts, commitments, books and records and during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Parent Representatives all information concerning its business, properties and personnel as may reasonably be requested. The Company shall furnish to Parent (i) unaudited interim consolidated statements of operations of the Company and its Subsidiaries prepared on a basis consistent with past periods, in each case, as soon as practicable following the end of each fiscal month, but in any event no later than thirty (30) days following the end of such fiscal month and (ii) all statistical and financial reports regularly provided to management in the ordinary course of business consistent with past practice (in terms of frequency, timing and level of information), promptly following the time such reports are made available to Company management. Parent agrees that it will not, and will cause its Parent Representatives not to, use any information obtained pursuant to this Section 6.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreement, dated March 18, 2009 (the “Confidentiality Agreement”), by and between the Company and Parent shall apply with respect to information furnished by the Company, its Subsidiaries and authorized Representatives hereunder. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to disclose (a) any information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information or (b) any information that would result in a breach of an agreement to which the Company or any of its Subsidiaries is a party. No information obtained in any investigation pursuant to this Section 6.5 shall be deemed to modify any representation or warranty in Article IV.

6.6    Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement (which shall not be unreasonably withheld), (i) except as may be required by applicable Law or by obligations pursuant to any agreement with any national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements or (ii) each of the Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by the Parent and the Company (or individually, if approved by the other Party).

6.7	Indemnification of Directors and Officers.

(a)    All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company as provided in the Company Charter and the Company By-Laws or any indemnification agreement between such directors, officers or employees and the Company (in each case, as in effect on the date of this Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b)    The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors, officers or employees of the Company prior to the Effective Time than are presently set forth in the Company Charter and the Company By-Laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c)    It is understood and agreed that prior to the Effective Time the Company shall indemnify and hold harmless, and for a period of six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, as and to the full extent permitted by applicable Law, each present or former directors, officers, employees or agents of the Company and its Subsidiaries (the “Indemnified Party”) against any losses, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, demand, proceeding or investigation, whether civil, criminal or administrative (each, a “Claim”) based in whole or in part on, or arising in whole or in part out of, or pertaining to (A) the fact that such person is or was a director, officer, employee, fiduciary or agent of the Company or any Subsidiary of the Company, or is or was serving at the request of the Company or any Subsidiary of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or (B) the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, and in the event of any such threatened or actual Claim (whether asserted or arising before or after the Effective Time), (i) the Company prior to the Effective Time, and for a period of six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, promptly pay expenses in advance of the final disposition of any Claim to each Indemnified Party to the full extent permitted by law, subject to the provision by such Indemnified Party of an undertaking to provide reasonable cooperation in the defense of such Claim and to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled to such amounts, (ii) the Indemnified Parties may retain one counsel reasonably acceptable to them and the Parent (except in case of a conflict of interest among two or more Indemnified Parties, in which case more than one counsel may be retained both of whom must be reasonably acceptable to the Parent), and the Company, and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay all reasonable fees and expenses of such counsel for the Indemnified Parties within 30 days after statements therefor are received and (iii) the Company will, and Parent shall, and shall cause the Surviving Corporation to, use its best efforts to assist in the defense of any such matter and neither the Company, Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent; provided that neither the Company, Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if, but only to the extent that, a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)    Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such Claim, shall notify the Company and, after the Effective Time, Parent and the Surviving Corporation, thereof, provided, that the failure to so notify shall not affect the obligations of the Company, Parent and the Surviving Corporation except to the extent such failure to notify materially prejudices such party.

(e)    Parent and Newco agree that all rights to indemnification existing in favor of, and all exculpations and limitations of the personal liability of, the directors, officers, employees and agents of the Company and its Subsidiaries in the Company Charter and Company By-Laws as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time, including the Merger, shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claims asserted or made within such period shall continue until the disposition of such Claim.

(f)    For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to cause to be maintained in effect the existing directors’ and officers’ liability insurance and fiduciary insurance policies with an amount of coverage not less than 100% of the amount of existing coverage, or policies that are no less favorable to the Indemnified Parties, and with an amount of coverage not less than 100% of the amount of existing coverage, than the policies which are currently maintained by the Company, with respect to Claims arising from facts or events which occurred at or before the Effective Time; provided, however, that in no event shall the Surviving Corporation or Parent be required to expend an amount in excess of $400,000.00 for such insurance, and, if the premiums of such insurance coverage exceed such amount, the Surviving Corporation shall use its reasonable best efforts to obtain a policy that in the reasonable opinion of Parent is the best available for such amount.

(g)    This Section 6.7 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have from the Company or any other Person by contract or otherwise. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 6.7.

(h)    In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.7.

(i)     To the extent permitted by law, all rights of indemnification under this Section 6.7 for the benefit of any Indemnified Party shall be mandatory rather than permissive.

6.8	Employees

(a)      (i)         Subject and in addition to any applicable collective bargaining agreement, during the period commencing with the Effective Time and ending on the first anniversary of the Effective Time, the Parent, Newco and the Company agree that all employees and officers of the Company and its Subsidiaries who continue in employment with the Surviving Corporation or its Subsidiaries (the “Continuing Employees”) shall receive (A) the base salary or base wage level (including commissions) and bonus opportunity, to the extent applicable, not less favorable in the aggregate than that in effect on the date of this Agreement and disclosed to the Parent prior to the date hereof, and (B) benefits, perquisites and other terms and conditions of employment that are not materially less favorable in the aggregate than the benefits, perquisites and other terms and conditions of similarly situated Parent employees; provided that this Section 6.8(a) shall not be deemed to be a guarantee of employment to any employee or officer of the Company or its Subsidiaries or to impose any obligation on the Surviving Corporation or its Subsidiaries to continue the employment of any Person.

(ii)       During the period commencing with the Effective Time and ending on the first anniversary of the Effective Time, the Parent, Newco and the Company agree to honor and keep in effect all severance plans, practices and policies that are applicable to employees and officers of the Company and its Subsidiaries as of the date of this Agreement, the terms and conditions of which are set forth in reasonable detail on Schedule 6.8(a).

(iii)      For a period of not less than one year following the Effective Time, Parent shall, and shall cause the Surviving Corporation to: (A) pay Continuing Employees all accrued and unused but unpaid vacation accrued through the Effective Date; (B) provide, as soon as administratively possible following the Effective Time, employee benefit plans and arrangements (other than base salary and bonus opportunities, but including 401K, welfare programs, pension, (medical, dental, vision, life insurance, accidental death or dismemberment insurance, short-term disability and long-term disability) and paid time off policies) to each Continuing Employee that are no less favorable in the aggregate than those provided to similarly situated Parent employees; (C) pay to each Continuing Employee eligible for payments under the Company’s Short-Term Incentive Plan (the “STIP”) an amount with respect to such Continuing Employee’s award under the STIP for 2009 and the fiscal year of the Company in which the Closing occurs (a pro rata amount based on the number of months elapsed in such fiscal year) that is no less than the (I) greater of the actual award level achieved under the STIP or (II) the target level under the STIP; which amounts shall be paid in accordance with the STIP and the awards thereunder (provided that such amounts may be increased on an individual basis in a manner consistent with past practice); and (D) Continuing Employees shall have the use of amounts, if any, in the flexible spending accounts held by the Company in accordance with the terms of such accounts.

(b)       (i)        If, on or before the date which is one year after the Effective Time, the Surviving Corporation terminates the employment (other than as a result of unsatisfactory performance of their respective duties) of any Person who was an officer or employee of the Company as of the Effective Time (“Non-Continuing Employees”) (A) Parent shall provide at least sixty (60) days’ written notice to any employee terminated within first six (6) months following the Effective Time prior to termination of such employee’s employment; and (B), Parent shall pay severance benefits to such employees, as soon as administratively possible (not to exceed the next two pay cycles) following such employee’s termination of employment, in an amount equal to the greater of (A) four weeks’ salary plus one week’s salary for each year of service with the Company or any of its Subsidiaries, or with a predecessor of the Company or any of its Subsidiaries, up to a maximum of 26 weeks’ salary or (ii) two weeks salary for each year of service with the Company or any of its Subsidiaries, or with a predecessor of the Company or any of its Subsidiaries, up to a maximum of 26 weeks’ salary; provided that the foregoing obligation shall not apply to employees of the Company who were either subject to a collective bargaining agreement or listed on Schedule 6.8(b)(i), or any successor employee to the forgoing positions (the “Contract Employees”). In the event an officer’s or employee’s employment is terminated thereafter, Parent shall pay severance benefits to such officer or employee in accordance with the then existing severance policy of Parent or its successor.

(ii)       In addition to the severance benefits set forth in subsection (b)(i) above, (A) Parent shall pay Non-Continuing Employees all accrued and unused but unpaid vacation; (B) all non-vested Company matches for Non-Continuing Employees under the Company’s 401K Plan shall become vested immediately prior to or at the Effective Time; (C) Parent shall pay, or cause the Surviving Corporation to pay, each Non-Continuing Employee an amount with respect to such Non-Continuing Employee’s award under the STIP for 2009 and the fiscal year of the Company in which the Closing occurs (a pro rata amount based on the number of months elapsed in such fiscal year) that is no less than the greater of (I) the actual award level achieved under the STIP; or (II) the target level award under the STIP; and (D) Non-Continuing Employees shall have the use of amounts, if any, in the flexible spending accounts held by the Company in accordance with the terms of such accounts and applicable Laws.

(c)         The Parent and its Subsidiaries shall recognize the service of employees with the Company and its Subsidiaries prior to the Closing as service with Parent and its Subsidiaries in connection with any 401(k) savings plan and welfare benefit plan or policy (including vacations and severance policies) maintained by Parent or one of its Subsidiaries which is made available following the Effective Time by Parent or one of its Subsidiaries for purposes of satisfying or determining any waiting period, vesting, eligibility or benefit entitlement (but excluding benefit accruals thereunder); provided that nothing in this Section 6.8(c) shall create a right for any employee or officer of the Company and its Subsidiaries to participate in or receive benefits under any of Parent or any of its Subsidiaries’ severance plans, practices and policies until Parent’s obligation to honor the Company’s severance and retention plans, practices and policies pursuant to Section 6.8(a) has expired.

(d)        With respect to any employee welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent shall use best administrative efforts to, or shall cause the Surviving Corporation to use best administrative efforts to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Continuing Employees and their dependents and beneficiaries under such plan to the extent waived under the applicable corresponding Company Plan immediately prior to the Effective Time and (ii) provide each Continuing Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments and deductibles paid under corresponding Company Plans prior to the Effective Time in the calendar year in which the Effective Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements (and any annual and lifetime maximums).

(e)       (i)        From and after the Effective Time, Parent and Newco shall and shall cause the Surviving Corporation and its successors to satisfy each of the employment agreements, executive termination agreements and individual benefit arrangements as in effect at the Effective Time (the “Employment Obligations”) listed on Schedule 6.8(e) with respect to the Contract Employees subject to such agreements and arrangements.

(ii)        Parent acknowledges that the consummation of the Merger constitutes a change in control or change of control, as the case may be, for all purposes under the Company Plans and the Employment Obligations.

(f)         Notwithstanding anything to the contrary contained herein, (i) the provisions of this Section 6.8 shall not operate to require Parent to duplicate any payments or benefits payable pursuant to any compensation or benefits plans, policies, programs, agreements or other arrangements of the Company and its Subsidiaries; (ii) except as set forth in Sections 6.8(a) and 6.8(b), nothing in this Agreement shall be deemed to limit or otherwise impair the Surviving Corporation’s ability to amend or terminate any Company Benefit Plan at any time without any obligation or liability; and (iii) nothing contained in this Section 6.8, whether express or implied, shall be deemed to create an obligation of Parent or any of its Subsidiaries to pay or otherwise issue equity awards to any employee or officer of the Company or otherwise create a right for such individuals to receive equity awards from Parent or any of its Subsidiaries.

6.9	Tax Matters.

(a)    The Company, Parent and Newco shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)    This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the Company, Newco and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)    The parties hereto shall cooperate and use their reasonable efforts in order for the Company to obtain the opinion of Barley Snyder LLC described in Section 7.2(d) and for Parent to obtain the opinion of Kutak Rock LLP described in Section 7.3(e). In connection therewith, Parent, Newco and the Company shall deliver to Barley Snyder LLC and Kutak Rock LLP representation letters, dated and executed as of the dates of such opinions, containing customary factual statements, representations and covenants.

6.10	Termination of Company ESPP and Company DRIP.

(a)    The Company shall not commence any new “Offering Periods” (as defined in the Company ESPP) under the Company ESPP on or after the date the PAPUC issues it consent to the Merger and the transactions contemplated by this Agreement. Following the date hereof, the Company will not permit any participant in the Company ESPP to increase his/her participating interest.

(b)    As of the Effective Time, the Company ESPP and Company DRIP shall terminate and all rights under any provision of any other plan, program or arrangement of the Company or any Subsidiary of the Company providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary of the Company shall be cancelled. Prior to the Effective Time, the Company shall take all actions necessary in order to effectuate the provisions of this Section 6.10(b).

6.11  Telephone Company Preferred Stock. Concurrent with the Effective Time, the Company shall exercise its right to redeem all outstanding shares of Telephone Company Preferred Stock in accordance with the terms of the Company Charter such that as of the Effective Time no shares of Telephone Company Preferred Stock shall be outstanding.

6.12  Certain Notices. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.13  Company Dividends. Throughout the period from July 1, 2009 to the earlier of the Effective Time or the date this Agreement is terminated in accordance with its terms, the Company shall: (i) exercise commercially reasonable efforts to cause the record dates for its regular quarterly cash dividends to correspond to the record dates for regular quarterly cash dividends paid by Parent, (ii) exercise commercially reasonable efforts to cause the dates upon which its regular quarterly cash dividends are paid to correspond to the days on which regular quarterly cash dividends are payable by Parent, and (iii) assure that the stockholders of the Company shall be entitled to either a dividend on shares of the Company Common Stock or shares of Parent Common Stock, but not both, with regard to the calendar quarter in which the Closing shall occur.

6.14  Company 10b5-1 Plan. The Company shall terminate prior to 8:30am (eastern time) on May 11, 2009 any 10b5-1 trading plan or similar open market stock repurchase program that it may have in effect as of the date hereof.

6.15  Parent Consulting Agreements. To the extent Parent and the individuals set forth on Schedule 6.15 do not agree to mutually acceptable terms of continuing employment for the period after the Effective Time, Parent shall enter into consulting agreements with such individuals as of the Effective Time in accordance with the terms and conditions as described on Schedule 6.15.

ARTICLE VII - CONDITIONS TO CONSUMMATION OF THE MERGER

7.1    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)    Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition each party shall use its commercially reasonable efforts to have any such decree, ruling, injunction or order vacated.

(c)    HSR Act. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or early termination shall have been granted.

(d)    Listing Approval. The shares of Parent Common Stock issuable in connection with the Merger shall have been approved for trading on the Exchange, subject to official notice of issuance.

(e)    Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated.

(f)    Blue Sky Laws. There shall have been obtained any and all material permits, approvals and consents of securities or “blue sky” authorities of any jurisdiction that are necessary so that the consummation of the Merger and the transactions contemplated thereby will be in compliance with applicable laws.

7.2    Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)       (i)        The representations and warranties of Parent and Newco contained in this Agreement (other than such representations and warranties set forth in Sections 5.1 (Organization and Qualification), 5.2 (Capitalization), 5.4 (Authority Relative to This Agreement), and 5.6 (SEC Reports; Financial Statements)) shall be true and correct at and as of the Effective Time as though made on and as of such date except for changes permitted by this Agreement and those representations which address matters only as of a particular date (which shall be true and correct as of such date) or where the failure of any representation or warranty to be true and correct would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that for the purposes of this condition, exceptions in such representations and warranties for materiality shall be disregarded;

(ii)       the representations and warranties of Parent and Newco set forth in Sections 5.1 (Organization and Qualification), 5.2 (Capitalization), 5.4 (Authority Relative to This Agreement), and 5.6 (SEC Reports; Financial Statements) shall be true and correct at and as of the Effective Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(iii)      the Company shall have received a certificate of the President or a Vice President of Parent to the foregoing effect.

(b)       (i)        Parent and Newco shall have performed and complied with, in all material respects, their material obligations under this Agreement to be performed or complied with on or prior to the Effective Time; and

(ii)       the Company shall have received a certificate of the President or a Vice President of Parent to the foregoing effect.

(c)       All governmental consents, orders and approvals and filings to be made as set forth on Schedule 7.2(c) shall have been obtained or made and be in effect at the Effective Time.

(d)       There shall have been no Parent Material Adverse Effect since the date of this Agreement.

(e)       The Company shall have received a written opinion dated as of the date of the Closing based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.9 from Barley Snyder LLC, counsel to the Company, to the effect that, for federal income Tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Newco and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.

7.3    Conditions to Parent’s and Newco’s Obligations to Effect the Merger. The obligations of Parent and Newco to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)       (i)        The representations and warranties of the Company contained in this Agreement (other than such representations and warranties set forth in Sections 4.1 (Organization and Qualification), 4.2 (Capitalization), 4.3 (Subsidiaries), 4.4 (Authority Relative to This Agreement), 4.6 (SEC Reports; Financial Statements), 4.15 (Required Vote; Dissenters’ Rights), 4.21 (State Takeover Statutes), 4.22 (Brokers and Finders) and 4.23 (Opinion of Financial Advisor)) shall be true and correct at and as of the Effective Time as though made on and as of such date except for changes permitted by this Agreement and those representations which address matters only as of a particular date (which shall be true and correct as of such date), or where the failure of any representation or warranty to be true and correct would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that for the purposes of this condition, exceptions in such representations and warranties for materiality shall be disregarded;

(ii)       The representations and warranties of the Company set forth in Sections 4.1 (Organization and Qualification), 4.2 (Capitalization), 4.3 (Subsidiaries), 4.4 (Authority Relative to This Agreement), 4.6 (SEC Reports; Financial Statements), 4.15 (Required Vote; Dissenters’ Rights), 4.21 (State Takeover Statutes), 4.22 (Brokers and Finders) and 4.23 (Opinion of Financial Advisor) shall be true and correct at and as of the Effective Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(iii)      Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(b)       (i)        The Company shall have performed and complied with, in all material respects, its material obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and

(ii)       Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(c)       Each of the approvals set forth on Schedule 7.3(c) shall have been obtained and, if applicable, become final and non-appealable (except in the case of FCC approvals, no finality of approval shall be required), or any applicable waiting period shall have expired, in each case without the imposition of any condition that Parent would not be required to agree to pursuant to Section 6.4.

(d)       There shall have been no Company Material Adverse Effect since the date of this Agreement.

(e)       Parent shall have received a written opinion dated as of the date of the Closing based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.9 from Kutak Rock LLP, counsel to Parent, to the effect that, for federal income Tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Newco and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.

7.4    Failure of Conditions. A party to this Agreement may not rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.4.

ARTICLE VIII - TERMINATION; AMENDMENT; WAIVER

8.1    Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company, which consent shall be effected by action of the board of directors of each such party.

8.2    Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by Parent or the Company if:

(a)    the Company Shareholder Approval shall not have been received at the Shareholders Meeting duly called and held,

(b)    the Effective Time shall not have occurred on or before October 8, 2009 (provided that such date may be extended until December 9, 2009 by Parent or the Company by written notice to the other party (given not later than September 24, 2009) if the Closing shall not have occurred because of failure to obtain approval from one or more regulatory authorities whose approval is required in connection with this Agreement) (the “Termination Date”);

(c)    any court of competent jurisdiction in the United States or some other Government Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

(d)    applicable Law shall have been adopted, promulgated or issued prohibiting the consummation of the transactions contemplated by this Agreement as provided herein.

provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to close.

8.3    Termination by Parent. This Agreement may be terminated by Parent prior to the Effective Time, if:

(a)    prior to the Closing, there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy would (i) give rise to the failure of a condition set forth in Section 7.3 to be satisfied and (ii) is not cured, or is not capable of being cured, within thirty (30) days of written notice of such breach or inaccuracy; and

(b)    (i) the Board of Directors shall have failed to include in the Proxy Statement the Board Recommendation or a Company Adverse Recommendation Change shall otherwise have occurred; or (ii) the Company fails to call and hold the Shareholders Meeting within sixty (60) days after the Proxy Statement is cleared by the SEC.

8.4    Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned at any time prior to the Effective Time:

(a)    if prior to the Closing, there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Newco contained in this Agreement, which breach or inaccuracy would (i) give rise to the failure of a condition set forth in Section 7.2 to be satisfied and (ii) is not cured, or is not capable of being cured, within thirty (30) days of written notice of such breach or inaccuracy; and

(b)	in accordance with the terms and subject to the conditions of Section 6.2(f).
8.5	Effect of Termination.

(a)    In the event of the termination and abandonment of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders, other than the provisions of this Section 8.5 and the provisions of Sections 9.1 and 9.2. Nothing contained in this Section 8.5 shall relieve any party from liability for any willful breach of any covenant or other agreement contained in this Agreement.

(b)    In the event of termination of this Agreement without consummation of the transactions contemplated hereby: (i) (A) by Parent pursuant to Section 8.3(b) and (B) prior to the date that is twelve (12) months after such termination, the Company enters into a definitive agreement with respect to, or consummates, a Competing Transaction; or (ii) by the Company pursuant to Section 8.4(b), then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount equal to $5,500,000 (the “Termination Amount”), such amount to constitute liquidated (and exclusive) damages.

(c)    In the event that (i) at any time after the date of this Agreement a Competing Transaction shall have been made known to the shareholders of the Company or publicly disclosed; (ii) this Agreement is terminated by the Parent or the Company pursuant to Sections 8.3(a), or 8.2(a); and (iii) within twelve (12) months after this termination, the Company or any of its Subsidiaries enters into an agreement in respect of any Competing Transaction or a transaction pursuant to which any Competing Transaction is consummated, then the Company shall pay to the Parent the Termination Amount. Solely for purposes of this Section 8.5(c), the term “Competing Transaction” shall have the meaning assigned to such term in Section 6.2, except that all references to “15%” shall be changed to “35%.”

(d)    Payment of the Termination Amount shall be made within two (2) Business Days of the event triggering such payment occurs and shall be made by wire transfer of immediately available funds to an account designated in writing to the Company by the Parent.

(e)    The Company acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, in the event that the Company shall fail to pay the Termination Fee when due, and in order to obtain such payment, Parent commences a suit which results in a judgment against such other party for such fee, then the Company shall pay Parent’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal, plus two percent (2%) per annum from the date such amounts were required to be paid until the date actually received by Parent.

8.6    Extension; Waiver. At any time prior to the Effective Time, each of Parent and Newco, on one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Article IX - MISCELLANEOUS AND GENERAL

9.1    Payment of Expenses. Whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, Parent and Company each shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement. The fees and expenses related to any filing made pursuant to the HSR Act or any competition, merger control, antitrust or similar Law shall be paid by Parent.

9.2    Survival of Representations and Warranties; Survival of Confidentiality. The representations and warranties made herein shall not survive beyond the earlier of (i) termination of this Agreement or (ii) the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

9.3    Modification or Amendment. Subject to the applicable provisions of the PBCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that, after Shareholder Approval, no amendment shall be made which changes the consideration payable in the Merger or which would require further shareholder approval under the PBCL or the rules of any relevant stock exchange, without the approval of such shareholders.

9.4    Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived in writing by such party against whom the waiver is to be affected, in whole or in part, to the extent permitted by applicable Law; provided that after Shareholder Approval, no such waiver shall, without further approval of such shareholders, make any change that would require further shareholder approval under the PBCL or any relevant stock exchange.

9.5    Counterparts; Effectiveness. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

9.6    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof. Any proceeding relating to this Agreement shall be brought in a state court of Pennsylvania or a court of the United States of America located in the Commonwealth of Pennsylvania. Each party to this Agreement hereby consents to personal jurisdiction in any such action, consents to service of process by mail and waives any objection to venue in any such court or to any claim that such court is an inconvenient forum.

9.7    Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

(a)	If to the Company, to:

If to Parent:
D&E Communications, Inc.
124 East Main Street
Ephrata, PA 17522
Attention: President and Chief Executive Officer
Facsimile: 717-733-7461

with a copy to:

Barley Snyder LLC

126 East King Street

Lancaster, PA 17602

Attention: Paul G. Mattaini

Facsimile: 717-291-4660

(b)	If to Parent or Newco, to:
If to Parent:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, AR 72212

Attention: General Counsel

Facsimile: 501-748-7400

with a copy to:

Kutak Rock LLP

124 West Capitol, Suite 2000

Little Rock, Arkansas 72201

Attention: Daniel L. Heard

Facsimile: 501-975-3001

or to such other Persons or addresses as may be designated in writing by the party to receive such notice. Each such notice, request, instruction or other document shall be deemed received by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, instruction or other document shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

9.8    Entire Agreement; Assignment. This Agreement (including the documents, schedules and the instruments referred to herein), the Confidentiality Agreement and that certain Confidentiality Agreement between the Company and Parent dated as of May 5, 2009 (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by any party (by operation of law or otherwise) without the prior written consent of the other parties.

9.9    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Section 6.7 shall inure to the benefit of and be enforceable by the Indemnified Parties.

9.10	Certain Definitions. As used herein:

(a)    “Business Day” or “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which the banks are not required or authorized to close in New York, N.Y.

(b)    “Company Credit Agreement” means the Third Amended and Restated Credit Agreement dated as of September 19, 2006, as amended, by and among the Company, as borrower, the Subsidiaries, as guarantors, and CoBank, ACB as Administrative Agent, a lead arranger and a lender and other lenders referred to therein.

(c)    “Company Material Adverse Effect” shall mean any change or effect that either individually or in the aggregate is or is reasonably expected to be materially adverse to the condition (financial and otherwise), results of operations, properties, assets (tangible and intangible), financial performance or business of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence or state of facts relating to (i) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on the Company and its Subsidiaries, (ii) changes in Law or applicable accounting regulations or principles or interpretations thereof, that do not have a materially disproportionate adverse effect on the Company and its Subsidiaries, (iii) the telecommunications industry as a whole that do not materially, disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, relative to other participants in such industry, (iv) any change, in and of itself, in the Company’s stock price or trading volume, or any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect or unless such facts are otherwise an exception set forth in clauses (i), (ii), (iii) or (v)), and (v) the impact on results of operations from any non-cash impairment charges required under GAAP (unless such impact results in a default under the Company Credit Agreement that is not (A) properly cured, or (B) waived by the lenders thereunder in exchange for immaterial consent fees, if any, to be paid by the Company, its Subsidiaries or the Surviving Corporation).

(d)    “Knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after reasonable inquiry;

(e)    “Ordinary course of business” means the course of business consistent in all material respects with the customary business practices used by the Company in conducting its business prior to the date of this Agreement.

(f)    “Parent Material Adverse Effect” shall mean any change or effect that either individually or in the aggregate is or is reasonably expected to be materially adverse to the condition (financial or otherwise), results of operations, properties, assets (tangible and intangible), financial performance or business of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence or state of facts relating to (i) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war, or otherwise, that do not have a materially disproportionate adverse effect on the Parent and its Subsidiaries, (ii) changes in Law or applicable accounting regulations or principles or interpretations thereof, that do not have a materially disproportionate adverse effect on the Parent and its Subsidiaries, (iii) the telecommunications industry as a whole that do not materially, disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, relative to other participants in such industry, (iv) any change, in and of itself, in Parent’s stock price or trading volume, or any failure, in and of itself, by Parent to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect or unless such facts are otherwise an exception set forth in clauses (i), (ii) or (iii).

(g)    “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

(h)    “Subsidiary” shall mean, when used with reference to any entity, any corporation of which at least a majority of the outstanding voting securities having by their terms ordinary voting power to elect a majority of the board of directors or other similar supervising body, are owned directly or indirectly by such former entity.

9.11  Obligation of Parent. Whenever this Agreement requires Newco to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Newco to take such action.

9.12  Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect. Upon the determination that any term or other provision is invalid or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the Merger is consummated to the extent possible.

9.13  Captions. The article, section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

9.14  Specific Performance. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

9.15  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTION OF THE PARENT, THE COMPANY OR NEWCO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.16  Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

D&E COMMUNICATIONS, INC.,

By:
Name:	James W. Morozzi
Title:	President and Chief Executive Officer

WINDSTREAM CORPORATION,

By:
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

DELTA MERGER SUB, INC.,

By:
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

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